     As Filed with the Securities and Exchange Commission on April 23, 1999
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                          ROBOTIC VISION SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

        Delaware                         3823                    11-2400145
(State or other jurisdiction  (Primary Standard Industrial    (I.R.S. Employer
   of incorporation or         Classification Code Number)   Identification No.)
     organization)

                                 5 Shawmut Road
                           Canton, Massachusetts 02021
                                 (781) 821-0830
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                  PAT V. COSTA
                 Chairman, President and Chief Executive Officer
                          Robotic Vision Systems, Inc.
                                 5 Shawmut Road
                           Canton, Massachusetts 02021
                                 (781) 821-0830
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                  Copies of all communications and notices to:

                              IRA I. ROXLAND, Esq.
                 Cooperman Levitt Winikoff Lester & Newman, P.C.
                                800 Third Avenue
                            New York, New York 10022
                               Tel: (212) 688-7000
                               Fax: (212) 972-9487

                             ----------------------

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             ----------------------

-----------------------------------------------------------------------------------------------------------
                                           CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
  Title of each class                               Proposed maximum    Proposed maximum
  of securities to be            Amount to be       offering price    aggregate offering      Amount of
      registered                  registered         per unit (1)          price(1)        registration fee
-----------------------------------------------------------------------------------------------------------
Common stock, $.01 par       10,437,361shs.(2)(3)     $  2.125         $ 22,179,392.13         $6,165.87
value, issuable upon the
exercise of prepaid
common stock purchase
warrants
-----------------------------------------------------------------------------------------------------------
Common stock, $.01 par       1,222,222 shs.(3)        $  2.125         $  2,597,221.75         $  722.03
value, issuable upon the
exercise of incentive
common stock purchase
warrants
-----------------------------------------------------------------------------------------------------------
          Total                                                                                $6,887.90
-----------------------------------------------------------------------------------------------------------

----------
(1) Estimated solely for the purpose of calculating the registration fee based upon the average of the high and low price of the Company's common stock, $.01 par value, on the Nasdaq National Market on April 13, 1999.
(2) The number of shares issuable upon exercise of the prepaid warrants cannot be determined because the formula is based on fluctuating market prices. Therefore, the number of such shares being registered for resale is the maximum number of shares registrant believes it may issue upon exercise, based on a good-faith estimate. Such estimate is not intended to constitute a prediction as to the number of shares of common stock into which the prepaid warrants will be exercised.
(3) Pursuant to Rule 416, the number of shares to be registered hereunder is subject to adjustment to prevent dilution resulting from stock splits, stock dividends and similar transactions.

                             ----------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the sale is not permitted.

--------------------------------------------------------------------------------

                              Subject to Completion
                   Preliminary Prospectus Dated April 23, 1999

================================================================================

Prospectus

                          ROBOTIC VISION SYSTEMS, INC.

                        11,659,583 shares of Common Stock

--------------------------------------------------------------------------------

      We design, manufacture, market and sell automated 1- dimensional, 2-dimensional and 3-dimensional machine vision-based products and systems for inspection, measurement and identification. We are a leader in advanced electro-optical sensor technology.

      Our common stock is traded on the Nasdaq National Market under the symbol ROBV. The closing price of our common stock on April 20, 1999 was $2-1/4 per share.

                             ----------------------

      The selling stockholders named on page 51 of this prospectus may offer all of the shares covered by this prospectus for sale. We will receive none of the proceeds from any of these sales.

                             ----------------------

      Please read the Risk Factors beginning on page 7 of this prospectus before making a decision to invest in our securities.

                             ----------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                             ----------------------

                                                 , 1999

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary..................................................................     3
Risk Factors.............................................................     6
Market Information.......................................................    11
Dividend Policy..........................................................    11
Selected Consolidated Financial Data.....................................    12
Management's Discussion and Analysis
         of Financial Condition
         and Results of Operations.......................................    14
Business.................................................................    27
Management...............................................................    34
Principal Stockholders...................................................    42
Description of Our Securities............................................    44
Selling Stockholders.....................................................    47
Legal Matters............................................................    50
Experts..................................................................    50
Available Information....................................................    51
Index to Consolidated Financial Statements...............................   F-1

                                     SUMMARY

      The following summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus carefully, including the Risk Factors and the consolidated financial statements and accompanying notes.

Our Business

      We design, manufacture and sell products and systems that do the following:

o     automate the inspection of semiconductors and semiconductor packages

o provide machine-vision- based scrutiny of a broad range of commercial and industrial products where high volume quality assurance can best be accomplished by computer-based inspection

o read two-dimensional bar codes of any size or complexity on virtually any surface

o accurately scan and record bar code labels on packages moving at high speeds

o     provide specialty lighting for machine vision applications

Collectively, these capabilities give computers the power of sight.

      Our products range from state-of-the-art machine vision systems on a circuit board, which are priced at under $10,000, to $500,000 wafer inspection systems with fully automated output capabilities. Certain of our products are sold by our own sales force; other products are sold either through manufacturers' representatives or to original equipment manufacturers for incorporation into customized systems.

      We operate our business through our semiconductor equipment group principally located in Hauppauge, New York, with additional facilities in Arizona and Wisconsin, and through our Acuity CiMatrix division located in Canton, Massachusetts.

Our History

      We were incorporated in New York in 1976 and reincorporated in Delaware in 1977. Our executive offices are located at 5 Shawmut Road, Canton, Massachusetts 02021; our telephone number is (781) 821-0830.

The Offering

Common stock offered for
  sale by the selling
  stockholders                                             11,659,583 shares(1)

Common stock to be
  outstanding
  after offering                                           31,316,816 shares(2)

----------
(1) Represents the maximum number of shares covered by this prospectus. See Description of our Securities and Selling Stockholders.
(2) This number assumes the exercise of all of the prepaid warrants and the incentive warrants. This number excludes 3,688,373 shares of our common stock issuable as of December 31, 1998 upon exercise of then outstanding options granted under our stock option plans. An additional 1,666,120 shares are reserved for future grants under our stock option plans.

Use of Proceeds

      We will not receive any proceeds from the sale of the common stock offered by the selling stockholders or from the exercise of the prepaid warrants. We will receive the proceeds from the exercise of the incentive warrants, which will amount to $4,913,332 if all of the incentive warrants are exercised. We intend to apply any net proceeds for working capital and other general corporate purposes.

Summary Consolidated Financial Data

      You should read the following summary consolidated financial data in conjunction with the audited consolidated financial statements and the unaudited consolidated financial statements, and their accompanying notes, which are contained elsewhere in this prospectus. You should also read Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations, which are both contained elsewhere in this prospectus.

Statement of Operations Data:
(In thousands, except per share amounts)

                                                                                           Three Months Ended
                                      Fiscal Year Ended September 30,                         December 31,
                        ------------------------------------------------------------     ----------------------
                           1994         1995         1996         1997         1998         1997       1998
                           ----         ----         ----         ----         ----         ----       ----
Revenues                $ 102,056    $ 145,415    $ 153,975    $ 169,342    $ 169,007    $  53,788   $  29,405

Income (loss)           $   2,853    $  12,092    $    (319)   $   1,393    $ (40,505)   $   3,651   $  (2,272)
 before income
 taxes

Provision (benefit)
 for income  taxes      $       1    $     (56)   $  (1,154)   $     745    $      --    $     108   $      --

Net income (loss)       $   2,852    $  12,148    $     835    $     648    $ (40,505)   $   3,543   $  (2,272)

Basic net income
 (loss) per share       $    0.16    $    0.65    $    0.04    $    0.03    $   (1.65)   $    0.14   $   (0.09)

Diluted net income
 (loss) per share       $    0.15    $    0.58    $    0.04    $    0.03    $   (1.65)   $    0.14   $   (0.09)

Selected Balance Sheet Data:
(In Thousands)

                                                     At September 30,
                               -----------------------------------------------------------  At December 31,
                                  1994        1995         1996      1997          1998         1998
                                  ----        ----         ----      ----          ----         ----
Total assets                   $  50,410   $  83,520    $ 107,471  $ 139,923    $ 121,571    $ 113,910
Current assets                 $  40,867   $  71,755    $  88,370  $ 110,541    $  72,227    $  65,990
Total liabilities              $  33,459   $  39,171    $  43,858  $  64,346    $  84,774    $  79,385
Stockholders equity            $  16,951   $  44,349    $  63,613  $  75,577    $  36,797    $  34,525
Working capital (deficit)      $  10,853   $  34,590    $  45,751  $  55,159    $  (9,488)   $ (10,366)

                                  RISK FACTORS

      Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors together with all other information included in this prospectus, before you decide whether to purchase shares of our common stock.

We have experienced recent losses and working capital shortages.

      We incurred net operating losses of $2,272,000 and $40,505,000 for the three month fiscal period ended December 31, 1998 and the fiscal year ended September 30, 1998, respectively. Our working capital deficit at these dates was $10,366,000 and $9,488,000, respectively.

The semiconductor industry in which we operate is cyclical.

      The semiconductor industry has historically experienced significant market fluctuations and periodic downturns. The demand for semiconductor capital equipment, including our lead inspection systems, is presently quite low compared to 1997 and early 1998 levels. Reduced demand adversely affects our revenues and earnings. Until semiconductor industry conditions improve, our revenues and earnings will continue to be adversely affected.

Our quarterly operating results may fluctuate

      We have experienced, and in the future may be expected to continue to experience, substantial variations in our quarterly results of operations as a result of a number of factors, many of which are outside of our control. In particular, our operating results may vary because of downturns in the semiconductor industry, changes in economic conditions, or technology changes affecting our principal products. Any of these factors could cause our operating results to fluctuate significantly from quarter to quarter.

We must repay or replace our banks by March 18, 2000

      We must either repay our total bank indebtedness prior to March 18, 2000, negotiate an extension of our bank credit facility or obtain replacement financing. We cannot assure investors that we will be able to do so.

Our sales are concentrated

      Our sales have been historically concentrated in a small number of customers. The specific customers change over time. Sales to Intel accounted for approximately 20% and 23%, respectively, of our revenues during the fiscal years ended September 30, 1998 and 1997. No other customers accounted for more than 10% of sales during such fiscal years. No customer accounted for more than 10% of sales during the three months ended December 31, 1998. The loss or any significant reduction in Intel's orders for our products may materially adversely affect our operations and prospects.

International sales represent a significant portion of our revenues

      International sales accounted for approximately 53% and 64% of our revenues for the three months ended December 31, 1998 and the fiscal year ended September 30, 1998, respectively. Our international business may be affected by changes in demand resulting from fluctuations in currency exchange rates, trade restrictions and duties, and other political and economic factors such as the recent Asian economic crisis. To the extent foreign currencies weaken relating to the U.S. dollar, our products will become more expensive in these countries. As with the recent Asian economic crisis, this could adversely affect our sales volume and profitability.

We may not be able to protect our proprietary rights

      We rely primarily on a combination of patent registrations, trade secrets, confidentiality procedures, contractual provisions and copyright and trademark laws to protect our proprietary rights. We seek to protect our software and other written materials under trade secret and copyright laws, which afford only limited protection.

      Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. The laws of some foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States, if at all. We are unable to assure investors that our means of protecting our proprietary rights will be adequate, or that other parties will not assert infringement claims against us.

We compete with larger and well-financed companies

      The markets for our products are extremely competitive. Some of our competitors are more established and have greater financial, technological, production, and marketing resources than we do. Competition could intensify if new companies enter such markets or if existing competitors expand their product lines. Maintaining our competitive position will require continued investment by us in research and development and sales and marketing.

Our success is dependent on our key personnel who we may not be able to retain and we may not be able to hire enough additional personnel to meet our needs

      Our success depends in large part upon our ability to hire and retain qualified technical and management personnel. We have a limited number of employment agreements with our technical and management personnel. Hiring replacement or additional employees with the combination of skills and attributes required to carry out our needs is extremely competitive. Our inability to hire and retain such personnel could materially adversely effect our growth and profitability.

Prepaid warrant exercises may cause substantial dilution

      The number of shares of common stock that we are required to issue upon exercise of our prepaid warrants is determined by taking the lower of $4.02 or 95% of the average of the bid price of our common stock during a minimum 20-day trading period prior to exercise. Accordingly, if the market price of our common stock should be significantly below $4.02 at the time of exercise, the number of shares of common stock issuable upon the prepaid warrants' exercise could be significant.

The large number of shares issuable upon exercise of warrants could adversely affect the price of our common stock

      A substantial number of shares of our common stock are issuable upon exercise of both the prepaid warrants and the incentive warrants. These shares are covered by this prospectus. Future sales of these shares, or the anticipation of such sales, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

We may be compelled to relinquish our Nasdaq listing

      Nasdaq rules require that we seek approval by our stockholders for any issuance of shares of our common stock upon exercise of the prepaid warrants which would exceed 19.9% of our total issued and outstanding common stock. If such approval is not obtained on or before June 30, 1999, the holders of the prepaid warrants have the right, at their option, to require us to relinquish the listing of our common stock on the Nasdaq National Market. We are unable to assure investors that the liquidity and market price of our common stock will not be adversely affected as a result of such delisting.

The Year 2000 issue could adversely affect our operations

      The Year 2000 issue is the result of computer programs only being able to use two digits rather than four to define the applicable year. Thus, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. We are addressing the impact of the Year 2000 issue on our business operations, as well as our products and services. Areas that could be adversely impacted by the Year 2000 problem include the following:

      o Internal operating systems, including sales, purchasing, production, engineering and finance

      o     Products, including installed base and new products

      o     Supplies from third-party vendors

      System failure or miscalculation could result in our inability to process transactions, send invoices, accept customer orders or timely provide customers with products and services.

Forward-looking statements

      This prospectus contains certain forward-looking statements and information relating to our business. We have identified forward-looking statements in this prospectus using words such as "believes," "intends," "expects," "predicts," "may," "will," "should," "contemplates," "anticipates," or similar statements. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve certain risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements.

                               MARKET INFORMATION

      Our common stock is quoted on the Nasdaq National Market under the symbol ROBV. The following table sets forth the high and low closing prices for our common stock for the periods indicated:

         Fiscal Quarter Ended                 High                     Low
         --------------------                 ----                     ---
         March 31, 1999                     $ 3-15/16                $ 2-5/16
         December 31, 1998                    4-1/2                    2-1/8

         September 30, 1998                   4-7/8                    2
         June 30, 1998                       12-3/4                    3-1/2
         March 31, 1998                      14-3/8                   10
         December 31, 1997                   17-1/2                   10-1/4

         September 30, 1997                  16-7/8                   11-3/4
         June 30, 1997                       11-7/8                    8-3/8
         March 31, 1997                      18-1/4                   10-3/4
         December 31, 1996                   15-3/8                   10

                                 DIVIDEND POLICY

      We have never paid any cash dividends and intend, for the foreseeable future, to retain any future earnings for the development of our business. Our bank credit agreement restricts our ability to pay dividends. Our future dividend policy will be determined by our board of directors on the basis of various factors, including our results of operations and financial condition.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations, both elsewhere in this prospectus. The data as of September 30, 1998 and 1997 and for each of the three years in the period ended September 30, 1998 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and accompanying notes, which are contained elsewhere in this prospectus. The data as of September 30, 1995 and 1994 and for each of the two years in the period ended September 30, 1995 have been derived from our audited financial statements which are not contained in this prospectus. The data as of December 31, 1998 and for the three months ended December 31, 1998 and 1997 have been derived from our unaudited consolidated financial statements and accompanying notes, which are contained elsewhere in this prospectus. We believe that the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information contained in such financial statements. Our results of operations for the three months ended December 31, 1998 are not necessarily indicative of our results of operations for the entire year.

Statement of Operations Data:
(In thousands, except per share amounts)

                                                                                        Three Months Ended
                                     Fiscal Year Ended September 30,                       December 31,
                       ------------------------------------------------------------   ----------------------
                          1994         1995        1996         1997         1998         1997        1998
                          ----         ----        ----         ----         ----         ----        ----
Revenues               $ 102,056    $ 145,415   $ 153,975   $ 169,342     $ 169,007    $  53,788   $  29,405

Income (loss)          $   2,853    $  12,092   $    (319)  $   1,393     $ (40,505)   $   3,651   $  (2,272)
 before income
 taxes

Provision (benefit)
 for income  taxes     $       1    $     (56)  $  (1,154)   $     745    $      --    $     108   $      --

Net income (loss)      $   2,852    $  12,148   $     835    $     648    $ (40,505)   $   3,543   $  (2,272)

Basic net income
 (loss) per share      $    0.16    $    0.65   $    0.04    $    0.03    $   (1.65)   $    0.14   $   (0.09)

Diluted net income
(loss) per share       $    0.15    $    0.58   $    0.04    $    0.03    $   (1.65)   $    0.14   $   (0.09)

Selected Balance Sheet Data:
(In Thousands)

                                                    At September 30,
                               ---------------------------------------------------------   At December 31,
                                  1994        1995        1996       1997         1998         1998
                                  ----        ----        ----       ----         ----         ----
Total assets                   $  50,410   $  83,520   $ 107,471   $ 139,923   $ 121,571    $ 113,910
Current assets                 $  40,867   $  71,755   $  88,370   $ 110,541   $  72,227    $  65,990
Total liabilities              $  33,459   $  39,171   $  43,858   $  64,346   $  84,774    $  79,385
Stockholders equity            $  16,951   $  44,349   $  63,613   $  75,577   $  36,797    $  34,525
Working capital (deficit)      $  10,853   $  34,590   $  45,751   $  55,159   $  (9,488)   $ (10,366)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three Months Ended December 31, 1998 and 1997

      Subsequent to the issuance of the Company's unaudited condensed consolidated financial statements for the three months ended December 31, 1998, the Company's Management determined that $450,000 of the gain recorded in connection with the sale of Aircraft Safety should have been deferred pending receipt of the proceeds upon resolution of contingencies relating to the retention of certain employees by Goodrich ($375,000) and the novation of a certain government contract held by Aircraft Safety to Goodrich ($75,000). As a result, the unaudited condensed consolidated financial statements for the three month period ended December 31, 1998 have been restated from the amounts previously reported. This change had no effect on the loss from operations of $4,235,000 for the three months ended December 31, 1998.

      Our revenues were $29.4 million in the three months ended December 31, 1998 compared to $53.8 million in the three months ended December 31, 1997, a decline of 45%. Our significantly lower revenues year-to-year reflect the effect of the severe semiconductor industry downturn which began in early calender 1998. In the three months ended December 31, 1998, revenues for our semiconductor equipment group were less than half the level of the year earlier period. Revenues for the Acuity CiMatrix division for 1-D and 2-D bar code reading and machine vision products were also down 10% from the year earlier period. In the three months ended December 31, 1998, revenues for our semiconductor equipment group represented 60% of total revenues, compared to 76% of total revenues in the three months ended December 31, 1997. Revenues of $29.4 million in the three months ended December 31, 1998, were 3.5% higher than the fourth quarter of fiscal 1998 revenues of $28.4 million. Although revenues for our semiconductor equipment group were down slightly from the fourth quarter of fiscal 1998, we had a 40% increase in orders for these products over the preceding quarter. Revenues for our Acuity CiMatrix division were up approximately 15% sequentially, primarily as a result of demand for its 1-D tunnel applications for postal service and material handling applications. In addition, we began delivering our new machine vision platform, Visionscape, during the three months ended December 31, 1998. Overall, our orders were 30% higher than the fourth quarter of fiscal 1998 and were approximately 110% of revenues in the three months ended December 31, 1998.

      Our gross profit margin was 42.8% of revenues in the three months ended December 31, 1998 compared to 48.4% of revenues in the three months ended December 31, 1997. The lower gross profit margin year-to-year primarily reflects the impact of a proportionately high level of fixed manufacturing costs on the significantly lower level of revenues. However, the gross profit margin in the three months ended December 31, 1998 improved 7.4% from the gross profit margin of 35.4% of revenues, excluding inventory provisions, in the fourth quarter of fiscal 1998. The sequential improvement was largely a result of a more favorable product mix, particularly for our semiconductor equipment group, largely as a result of new products introduced during fiscal 1998.

      Our research and development expenses were $5.6 million, or 19.0% of revenues, in the three months ended December 31, 1998, compared to $6.6 million, or 12.3% of revenues, in the three months ended December 31, 1997. We have continued to invest in new product development, including new semiconductor inspection and component handling systems, as well as enhancing our 1-D bar code reading products and expanding our new machine vision platform, Visionscape. In December 1998, our Acuity Cimatrix division introduced the MXi, the firsthand-held imager for reading digital direct part marks, 1-D bar codes and new, digital 2-D symbologies, such as the data matrix code. This product is a result of a joint venture with Polaroid which began in 1997. The MXi was co-designed and will be manufactured by Polaroid for our exclusive distribution. Initial deliveries of the MXi are expected to commence in the second half of fiscal 1999. In the three months ended December 31, 1998, we capitalized $1.4 million in software development costs under Statement of Financial Accounting Standards No. 86,compared to $1.7 million in the three months ended December 31, 1997.

      Our selling, general and administrative expenses were $11.2 million, or 38.1% of revenues, in the three months ended December 31, 1998, compared to $14.9 million, or 27.7% of revenues, in the three months ended December 31, 1997. The lower level of expenses reflects a combination of the expense reduction steps taken by us in fiscal 1998, together with lower variable selling costs on the lower level of revenues.

      Primarily as a result of the expense reduction steps taken by us since April 1998, total operating expenses have been lowered from $23.0 million in the second quarter of fiscal 1998 to $16.8 million in the first quarter of fiscal 1999. Compared to the fourth quarter of fiscal 1998, operating expenses in the first quarter of fiscal 1999 were down $2.5 million.

      In December 1998, we sold our Aircraft Safety product line to a subsidiary of B.F. Goodrich for $4,500,000, consisting of $4,050,000 in cash paid at closing and $450,000 payable upon resolution of two items as noted in the next paragraph. We no longer considered this technology a key component of our product portfolio or future strategic direction. We sold certain inventory, equipment and intellectual property in the transaction, resulting in an initial gain of $2.8 million. Proceeds from the sale were used for working capital requirements and to repay $2.0 million of outstanding bank debt.

      During the second quarter of fiscal 1999, the contingency relating to a portion of the employee retention ($250,000) was resolved and in the third quarter of fiscal 1999, the remaining contingency relating to the employee retention was resolved ($125,000). These amounts will be recorded as additional gain in these quarters. At April 20, 1999, the contract novation had not been completed.

      Net interest expense was $0.8 million in the three months ended December 31, 1998, compared to $0.2 million in the three months ended December 31, 1997. The increase in interest expense primarily reflects the significantly higher level of bank borrowings in the three months ended December 31, 1998.

      There was no tax provision in the three months ended December 31, 1998 due to the loss for that fiscal quarter. The tax provision for the three months ended December 31, 1997 reflected minimum federal and state income taxes.

      Excluding the $2.8 million gain from the sale of our Aircraft Safety product line, our net loss for the three months ended December 31, 1998 was $5.1 million, or $0.20 per share, compared to net income of $3.5 million, or $0.14 per share, for the three months ended December 31, 1997. Including the $2.8 million gain, our total net loss for the three months ended December 31, 1998 was $2.3 million, or $0.09 per share.

Fiscal Years Ended September 30, 1998 and 1997

      Our revenues were $169.0 million for the fiscal year ended September 30, 1998, compared to $169.3 million for the fiscal year ended September 30, 1997. Primarily as a result of a severe downturn in the semiconductor capital equipment industry, our revenues declined from $53.8 million in the first quarter of fiscal 1998 to a low of $28.4 million in the fourth quarter of fiscal 1998. Our semiconductor equipment group's operations were adversely affected by a significant decline in orders, and cancellations of previously placed orders, for semiconductor inspection and handling equipment. The weak semiconductor industry conditions were largely a result of the Asian economic crisis and excess industry capacity. In addition, revenues for our Acuity CiMatrix division declined approximately 10% year-to-year, largely as a result of lower revenues to customers in Asia and Europe.

      Before inventory provisions, our gross profit margin, as a percentage of revenues, was 42.9% for the fiscal year ended September 30, 1998, compared to a gross profit margin of 44.6% of revenues for the fiscal year ended September 30, 1997. In addition, our gross profit margin for the fiscal year ended September 30, 1998 was reduced by a provision for excess and obsolete inventories of $16.6 million, or 9.8% of revenues. The gross profit margin declined sequentially in fiscal 1998 as result of proportionately high fixed manufacturing costs relative to lower shipment levels, as well as the affect of a lower margin product mix.

      In the third and fourth quarters of fiscal 1998, we took provisions of $4.5 million and $12.1 million, respectively, for excess and obsolete inventories primarily for our semiconductor inspection and handling equipment. These provisions largely reflected reduced demand for older generation products as a result of the severe semiconductor industry downturn.

      During fiscal 1998, we took multiple steps to reduce our expenses and to lower the level of revenues necessary for break-even results of operations. These steps included a 10% workforce reduction in April 1998, a 15% workforce reduction in June 1998 and an additional 16% workforce reduction in September 1998, as well as curtailing discretionary spending and capital expenditures. In June 1998, we combined our Acuity 2-D machine vision operations with our CiMatrix 1-D and 2-D barcode reading and data collection operations. Primarily as a result of these steps, we took a total of $6.6 million in non-recurring charges in fiscal 1998. These charges included $3.8 million for severance payments to terminated employees, $1.5 million for costs associated with changing distributors in Asia, a $1.1 million non-cash write-down of previously capitalized software development costs associated with currently inactive products and $0.2 million in costs associated with the consolidation of the Acuity and CiMatrix operations. As a result of these measures, our research and development expenses and selling, general and administrative expenses, combined, were reduced from

$23.0 million in the second quarter to $19.3 million in the fourth quarter of fiscal 1998.

      Our research and development expenses were $28.1 million, or 16.6% of revenues, in fiscal 1998, compared to $25.5 million, or 15.0% of revenues, in fiscal 1997. The higher level of research and development expenses reflected our continued investment in new products, including new semiconductor inspection and component handling systems, as well as new visual inspection and data collection products. During fiscal 1998, we capitalized $7.4 million of its software development costs, in accordance with SFAS No. 86, compared to $4.8 million in fiscal 1997.

      Our selling, general and administrative expenses were $58.9 million, or 34.8% of revenues, in fiscal 1998, compared to $48.3 million, or 28.5% of revenues, in fiscal 1997. The year-to-year increase in expenses is largely related to personnel additions to our sales and marketing organizations, primarily in the first half of fiscal 1998. In addition, legal costs associated with patent infringement and fraud litigation which we initiated against General Scanning, now known as GSI Lumonics, and its View Engineering subsidiary were $4.5 million in fiscal 1998.

      We incurred merger costs of $0.6 million in the first quarter of fiscal 1998 related to our acquisition of Vanguard Automation.

      Net interest expense was $2.3 million in fiscal 1998 compared to $0.3 million in fiscal 1997. The increase in interest expense is a result of the significantly higher level of bank borrowings in fiscal 1998. Proceeds from bank borrowings during fiscal 1998 were primarily used to fund working capital requirements and results of operations.

      There was no tax provision in fiscal 1998 as a result of the loss for the period. In fiscal 1997, we had a tax provision of $0.7 million relating to minimum federal and state income taxes.

      For fiscal 1998, we had a net loss, before inventory provisions and non-recurring charges, of $17.3 million, or a loss of $0.70 per share. Including inventory provisions of $16.6 million and non-recurring charges of $6.6 million, our net loss for fiscal 1998 was $40.5 million, or a loss of $1.65 per share. In fiscal 1997, we had net income of $0.6 million, or $0.03 per share.

Fiscal Years Ended September 30, 1997 and 1996

      Our revenues of $169.3 million for the year ended September 30, 1997 represent an increase of $15.4 million or 10.0%, over revenues of $154.0 million for the year ended September 30, 1996. The increase in revenues was primarily attributable to increased shipments of our LS-3000 Series and GS-5000 Series semiconductor lead inspection systems.

      The gross profit margin for the fiscal year ended September 30, 1997 was 46%, as compared to 45% for the fiscal year ended September 30, 1996.

      Continued development of our LS-3000 and GS-5000 series of lead scanning systems, computerized visual inspection equipment, and barcode scanning and data collection equipment, as well as the ID-1 aircraft wing ice detection system, primarily accounted for $25.5 million in research and development expense, net of capitalized software development costs, during the year ended September 30, 1997, as compared to $21.8 million during fiscal 1996. In our fiscal year ended September 30, 1997, we capitalized $4.8 million of software development costs as compared to $2.6 million over the comparable 1996 period in accordance with the provisions of SFAS No. 86. Capitalized software development costs for the fiscal year ended September 30, 1997 include $0.8 million of costs related to certain acquired subsidiaries. These subsidiaries had not capitalized any software development costs in prior years because prior to their respective acquisitions by us, they had not utilized detailed program designs in the software development process. In general, the software development costs incurred by these subsidiaries between the time working models were available and the related software projects were released to customers were not material.

      Our selling, general and administrative costs of $48.3 million increased by $3.4 million or 7.6%, for the year ended September 30, 1997 as compared to $44.9 million in the prior fiscal year, primarily as a result of increased marketing and distribution costs. For the year ended September 30, 1997, our net interest expense was $0.3 million compared to net interest income of $0.2 million in the comparable period in 1996. The decrease is a result of using a significant portion of our cash to finance growing accounts receivable and inventory as our revenue increased.

      Our net income for the year ended September 30, 1997 was $0.6 million or $0.03 per share, as compared to net income of $0.8 million, or $0.04, for the year ended September 30, 1996.

      During the fiscal year ended September 30, 1997, we recorded a net provision for income taxes of $0.7 million. The current year provision primarily relates to minimum federal and state income taxes which were partially offset by a decrease in the valuation allowance relating to deferred tax assets which emanated from a change in the legal structure of certain subsidiaries which eliminated certain limitations on our utilization of net operating losses of acquired subsidiaries. During the fiscal year ended September 30, 1996, we recorded a net benefit from income taxes of $1.2 million. This benefit primarily resulted from a decrease in the valuation allowance relating to deferred tax assets which emanated from our profitable operations in fiscal 1996, and the extent to which we substantiated projected future earnings.

      Our net deferred tax assets at September 30, 1997 and 1996 of $8.8 million and $8.1 million, respectively, are equivalent to the benefit to be derived from net operating loss carryforwards, and net deductible temporary differences that were expected to be utilized to offset future taxable income projected as of the respective balance sheet dates. The valuation allowance as of September 30, 1997 relates primarily to net operating loss carryforwards and tax credit carryforwards of Acuity and CiMatrix which are subject to annual limitations.

Liquidity and Capital Resources

      Our cash balance increased $0.2 million, to $2.7 million, in the three months ended December 31, 1998, as a result of $1.6 million of net cash used in operating activities, $0.1 million of net cash used for additions to plant and equipment, $4.0 million of net cash provided by the sale of a product line and $2.1 million of net cash used in financing activities. The $1.6 million of net cash used in operating activities was primarily a result of the operating loss for the quarter, after non-cash depreciation and amortization charges.

      Our cash balance declined from $8.8 million at September 30, 1997 to $2.4 million at September 30, 1998, as a result of $18.7 million of net cash used in operating activities, $9.1 million of net cash used for additions to plant and equipment and $21.5 million of net cash provided by financing activities. The $18.7 million of net cash used in operating activities was primarily a result of the loss for the year, less non-cash depreciation and amortization charges.

      Additions to plant and equipment were $0.1 million in the three months ended December 31, 1998, which were substantially below depreciation charges of $1.5 million in the period. The increase in other long-term assets of $1.7 million primarily represents capitalized software development costs in the three months ended December 31, 1998. During fiscal 1998, we had net additions to plant and equipment of $9.1 million, which exceeded depreciation charges of $6.1 million. The additions to plant and equipment were primarily for equipment used in research and development activities, as well as customer support activities.

      Accounts payable were $19.4 million at December 31, 1998, as compared with $21.4 million at September 30, 1998 and $23.3 million at September 30, 1997, respectively. The reduction in accounts payable in fiscal 1998 was a result of the significantly lower level of inventory purchases made by us in the second half of fiscal 1998. As a result of our negative cash flow from operations during fiscal 1998 and the three months ended December 31, 1998, we had a substantial portion of our accounts payable balances which were beyond normal vendor payment terms at December 31, 1998.

      In March 1998, we entered into a $37.5 million revolving credit agreement with three domestic banks. This agreement replaced $19.5 million in existing lines of credit and $6.9 million in borrowings outstanding under a term loan. The revolving credit agreement is secured by essentially all of our tangible and intangible assets, has a term which expires on

March 18, 2000 and currently carries interest at the bank's prime rate, plus two percent. The agreement has financial covenants which include minimum profitability, minimum liquidity and minimum net worth. At December 31, 1998, we had borrowings of $35.5 million outstanding under our revolving credit agreement. On April 22, 1999, the Company renegotiated the terms of its credit agreement with its three banks. The new agreement sets the facility at $35.4 million and establishes new covenants for the balance of the term of the agreement, March 18, 2000.

      Accounts receivable at December 31, 1998 declined by $1.8 million from $32.4 million at September 30, 1998 to $30.6 million as a result of our continued focus on asset management. By way of comparison, our accounts receivable at September 30, 1997 were $50.6 million. This reduction in accounts receivable largely reflects our lower level of revenues in the fourth quarter of fiscal 1998, as well as the first quarter of fiscal 1999.

      Inventories were $31.3 million at December 31, 1998, compared to $36.2 million at September 30, 1998, a reduction of $4.9 million, as we continued to consume short-term excess levels, particularly in our semiconductor equipment group. Inventories in fiscal 1998 were reduced $2.9 million, which included a total of $16.6 million in inventory provisions. Excluding the inventory provisions, the increase in inventories in fiscal 1998 was largely a result of revenues declining significantly below expectations, beginning late in the second quarter, which resulted in higher than planned ending inventory levels. We minimized our level of inventory purchases in the second half of fiscal 1998, which reduced inventories $3.6 million, excluding the inventory provisions.

      The increase in other long-term assets of $8.4 million largely reflects an increase in capitalized software development costs during fiscal 1998, net of amortization, of $4.6 million, and an intangible asset of $3.75 million reflecting the technology license and non-competition agreement obtained as a result of our settlement agreement with General Scanning, Incorporated, discussed below. We have classified our net deferred tax asset as a long-term asset as a result of the loss for fiscal 1998 and the current uncertainty of realizing this tax benefit in the near-term.

      In June 1998, we and GSI executed a settlement agreement of our claims against GSI, which we had asserted in an action initiated by us in the United States District Court for the Eastern District of New York, arising out of GSI's acquisition of View Engineering in August 1996, in which we claimed that GSI had used information improperly obtained from us in connection with the acquisition. GSI denied all such claims. Under the settlement agreement, GSI has agreed not to compete for ten years in the inspection of interconnect leads of semiconductor packages. Under the settlement, GSI licensed its 2-D and 3-D vision technology solely to us exclusively for our use in the inspection of semiconductor interconnection leads. In consideration for the technology license and non-competition agreement, we agreed to pay GSI $3.75 million, of which $1.50 million represents 271,493 shares of our common stock and the balance of $2.25 million is evidenced by a subordinated note payable with a maturity date of five years.

      Accrued expenses decreased from $21.1 million at September 30, 1998 to $19.6 million at December 31, 1998 primarily as a result of cash payments of $1.1 million for severance charges recorded in fiscal 1998. Included in accrued expenses at December 31, 1998 are 1.0 million of expected future cash outlays associated with the non-recurring charges of $6.6 million in fiscal 1998.

      In February 1999, we completed a private placement of $11.0 million in stated value of prepaid warrants from which we derived net proceeds of approximately $10.0 million.

      We believe that through a combination of proceeds from the February 1999 prepaid warrant financing, obtaining additional external capital and cash flow from operations, we will have sufficient liquidity through at least
December 31, 1999 to fund our cash requirements.

Recent Accounting Pronouncements

      In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", both of which will be effective for RVSI in fiscal year 1999. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 130 in fiscal 1999 resulted in additional disclosure for RVSI in our consolidated financial statements for the three months ended December 31, 1998. The adoption of SFAS No. 131 in fiscal 1999 will require additional disclosures in our consolidated financial statements for the year ending September 30, 1999.

      In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits", which RVSI is required to implement no later than fiscal year 1999. SFAS No. 132 is an amendment to SFAS Nos. 87, 88 and 106. The statement standardizes disclosure requirements for pension and post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain other disclosures. The implementation of SFAS No. 132 is not expected to have a material effect on our consolidated financial statements.

      In April 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", which RVSI is required to implement no later than fiscal year 2000. SOP 98-5 establishes standards that require start-up and organization costs to be expensed as incurred. The implementation of SOP 98-5 is not expected to have a material effect on our consolidated financial statements.

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and is effective for RVSI in the first quarter of fiscal year 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. We believe the adoption of SFAS No. 133 will not have a material effect on our consolidated financial statements.

Effect of Inflation

      We believe that the effect of inflation has not been material during each of the years ended September 30, 1998, 1997 and 1996, respectively.

Year 2000 Status

      We are aware of the potential for business disruption due to the Year 2000 issue, and have taken steps to assess and address these issues. We are addressing Y2K compliance in three major areas: internal operating systems, including sales, purchasing, production, engineering, and finance; products, including installed base and new products; and third parties, vendors. Based on current internal audits, management believes that it has established a Y2K plan which will address these issues.

      In order to assess Y2K compliance in our internal operating systems, we first took an inventory of all such systems and identified those which are critical to our operations. All such systems have been or will be tested for Y2K compliance by April 1999. Based on the results of testing to date, it is estimated that about 75% of these systems are Y2K compliant. All non-compliant systems will be brought into compliance by July 1999, either by upgrades or replacement.

      With the exception of one minor product which we purchase from a third party and resell, all of our products currently being shipped, as well as a large part of our installed base, are Y2K compliant. We expect that this non-compliant product will be brought into compliance by June 1999. Customers of that part of our older installed base which is not Y2K compliant will be offered upgrade options, or replacements, which are Y2K compliant.

      The area of Y2K compliance which poses the greatest risk to us is our vendors, because of our lack of control over their products and operations. In order to assess their compliance, we are in the process of surveying all major vendors. We expect this process to be completed by June 1999, and any compliance issues to be addressed by September 1999.

      Costs associated with our Y2K compliance program are not anticipated to be substantially different than normal, recurring costs, and are not expected to materially affect financial results.

      While we believe that our Y2K compliance program is on plan for assessing and addressing any Y2K issues, full compliance can not be assured until this effort is complete. In particular, despite our best efforts, we may be unable to establish with certainty the compliance of third party vendors, including those outside the United States. It is possible that the non-compliance of a key vendor could have a material, adverse effect on our operations.

      As this program progresses, we will be better able to assess our Y2K status in all of the areas outlined above, and focus our efforts on any Y2K issues which become identified. By June 1999, we will also develop contingency plans to be put into place in the event that any of our corrective actions fail to fully address the Y2K issues.

Market Risk

      Financial instruments that potentially subject us to concentrations of credit-risk consist principally of cash equivalents and trade receivables. We place our cash equivalents with high-quality financial institutions, limit the amount of credit exposure to any one institution and have established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. Our trade receivables result primarily from sales to semiconductors manufacturers located in North America, Japan, the Pacific Rim and Europe. Receivables are mostly from major corporations, distributors or are supported by letters of credit. We maintains reserves for potential credit losses and such losses have been immaterial.

      We are exposed to the impact of fluctuation in interest rates, primarily through our borrowing activities. Our policy has been to use U.S. dollar denominated borrowings to fund our working capital requirements. The interest rates on our current borrowings fluctuate with current market rates. The extent of risk associated with an increase in the interest rate on our borrowings is not quantifiable or predictable because of the variability of future interest rates and our future financing requirements. At December 31, 1998, we had bank borrowings outstanding of $35.5 million and a long-term note payable of $2.25 million which have a variable interest rate. Using a yield to maturity analysis and assuming an increase in the interest rate on these borrowings of 78 basis points (10% fluctuation in the rate), interest rate variability on these borrowings would not have a material effect on our financial results.

      We are also exposed to the impact of foreign currency fluctuations. During fiscal 1998, most local currencies of our international subsidiaries weakened against the U.S. dollar. Since we translate foreign currencies into U.S. dollars for reporting purposes, these weakened currencies have a negative, though immaterial, impact on our results. We also believe that our exposure to currency exchange fluctuation risk is insignificant because our international subsidiaries sell to customers, and satisfy their financial obligations, almost exclusively in their local currencies. During fiscal 1998, we did not engage in foreign currency hedging activities. Based on a hypothetical ten percent adverse movement in foreign currency exchange rates, the potential losses in future earnings, fair value of risk-sensitive instruments, and cash flows are immaterial, although the actual effects may differ materially from the hypothetical analysis.

      We estimate the fair value of our notes payable and long-term liabilities based on quoted market prices for the same or similar issues or on current rates offered to us for debt of the same remaining maturities. For all other balance sheet financial instruments, the carrying amount approximates fair value.

                                    BUSINESS

General

      We design, manufacture, market and sell automated 1- dimensional, 2-dimensional and 3-dimensional machine vision-based products and systems for inspection, measurement and identification. We are a leader in advanced electro-optical sensor technology.

Principal Products and Product Development

      Semiconductor Equipment Group

      Our Semiconductor Equipment Group is comprised of our Electronics division, as well as our wholly owned subsidiaries, Systemation Engineered Products and Vanguard Automation, Inc.

      The Electronics division supplies inspection equipment to the semiconductor industry. The division's LS, GS and CS Series lead scanning systems offer automated, high-speed, 3-D semiconductor package lead inspection with the added feature of non-contact scanning of the packages in their shipping trays ("in-tray scanning"). The systems use a laser-based, non-contact, 3-D measurement technique to inspect and sort quad flat packs, thin quad flat packs, chip scale packages ("CSP"), ball grid arrays ("BGA") and thin small outline packs in their carrying trays. The system measurements include coplanarity, total package height, true position spread and span, as well as lead angle, width, pitch and gap.

      Systemation offers tape-and-reel component processing systems designed to handle and inspect CSP and BGA packages. We believe that Systemation's expertise in designing and manufacturing systems that handle components in tubes provides us with the means to further expand the breadth of our product offerings to the semiconductor market. Systemation is also the primary supplier of tape-and-reel systems to the electronics division.

      Vanguard is a leading supplier of BGA and CSP equipment for the semiconductor and connection industries. Customers for Vanguard's proprietary BGA and CSP equipment include over a dozen of the top semiconductor manufacturers in the world.

      Acuity CiMatrix Division

      In June 1998, we combined our Acuity Imaging division, which was comprised of Acuity Imaging and Northeast Robotics, Acuity's wholly owned subsidiary, with our CiMatrix division, which was comprised of Computer Identics and International Data Matrix, both our wholly owned subsidiaries. The combined operations is called the Acuity CiMatrix division.

      The Acuity CiMatrix division designs, manufactures and markets 1-D and 2-D data collection products and barcode reading systems, as well as 2-D machine vision systems and lighting products for use in industrial automation. These products are used by a broad range of businesses, including customers in the semiconductor, electronics, automotive, pharmaceutical, consumer products, postal services and material handling industries. The Acuity CiMatrix division also supplies certain machine vision products to our Semiconductor Equipment Group. In addition, we own the patent to the data matrix code, a 2-D code resembling a scrambled checkerboard. Due to its small size relative to the 1-D bar code label, the data matrix code can be directly marked on parts and components greatly enhancing a manufacturer's capability for serialization and traceability.

      Machine vision systems use an image processing computer, software and electronic cameras to perform such functions as measurement, flaw detection and inspection of manufactured products. Our data collection and bar code reading systems use similar functionality to read and collect data from 1-D and 2-D bar codes for purposes such as sortation, manufacturing quality control, traceability and security.

      In September 1998, Acuity CiMatrix introduced Visionscape, the first machine vision product platform on a single PCI board for the Pentium/Windows PC. This product family is designed to meet the needs of both original equipment manufacturers, which incorporate vision products into their systems, as well as for direct use by manufacturers on their factory floor.

      In December 1998, Acuity CiMatrix introduced the MXi, the first hand-held imager for reading digital direct part marks, 1-D barcodes and new, digital 2-D symbologies, such as the Data Matrix code. This product is a result of a joint venture with Polaroid which began in 1997. The MXi was co-designed and will be manufactured by Polaroid for our exclusive distribution.

Manufacturing

      Each of our production facilities are capable of fabricating and assembling total electronic and electromechanical systems and subsystems. Facilities include assembly and wiring operations that have the ability to produce complex wiring harnesses, as well as intricate electronic subassemblies. We maintain comprehensive test and inspection programs to ensure that all systems meet exacting customer requirements for performance and quality workmanship prior to delivery.

Marketing and Sales

      Our Semiconductor Equipment Group's marketing strategy focuses on cultivating long-term relationships with the leading manufacturers of electronic and semiconductor inspection and quality control equipment. Its marketing efforts rely heavily on direct sales methods. The selling cycle for products, generally, is between six to nine months from initial customer contact to closure. A lengthier process is often the case in the purchase of an initial unit. Subsequent purchases require less time and often result in multiple orders. Group sales activities in the domestic market are handled by direct sales personnel. The group also maintains sales capabilities in both Europe and the Far East through independent sales representatives and distributors, providing access to all major markets for electronic and semiconductor test equipment. Sales and technical support offices are maintained in Singapore and Taiwan.

      The Acuity CiMatrix division markets its products through a combination of direct sales personnel, distributors and system integrators. For sales made through distributors, the Acuity CiMatrix Division supports these activities with direct sales management and technical support personnel. Besides sales and support offices in various locations in the United States, the Acuity CiMatrix Division also maintains sales and support offices in the United Kingdom, France and Germany.

Sources of Supply

      To support our internal operations and to extend our overall capacity, we purchases a wide variety of components, assemblies and services from proven outside manufacturers, distributors and service organizations. We have not experienced any significant difficulty in obtaining adequate supplies to perform under our contracts.

      A number of our components and sub-systems are purchased from single sources. We believe that alternative sources of supply could be obtained, if necessary, without major interruption in production. In addition, certain products or sub-systems developed and marketed by the Acuity CiMatrix division are incorporated into the Semiconductor Equipment Group's product offerings.

Proprietary Protection

      At March 31, 1999, we owned over 100 issued U.S. patents, with expiration dates ranging from 1999 to 2014. We also have various U.S. and foreign registered trademarks.

      We do not believe that our present operations are materially dependent upon the proprietary protection that may be available to us by reason of any one or more of such patents. Moreover, as its patent position has not been tested, with the exception of the litigation referred to elsewhere in this prospectus, we can give no assurance as to the effectiveness of the protection afforded by patent rights.

Customers

      Intel Corporation accounted for 20%, 23% and 13% of our revenues during our fiscal years ended September 30, 1998, 1997 and 1996, respectively. No other customer accounted for more than 10% of sales during the fiscal years ended September 30, 1998, 1997 and 1996, respectively. No customer accounted for more than 10% of sales during the three month fiscal period ended December 31, 1998.

      Revenues from unaffiliated customers generated by our European subsidiaries were $2,787,000, $14,556,000, $16,812,000 and $16,226,000 for the
three months ended December 31, 1998 and the years ended September 30, 1998, 1997 and 1996, respectively.

      Total revenues from customers outside the U.S. were $15,506,000, $108,711,000, $115,854,000 and $97,483,000 for the three months ended December
31, 1998 and the years ended September 30, 1998, 1997 and 1996, respectively.

Backlog

      At December 31, 1998 our backlog was $19.0 million as compared to $16.9 million and $43.2 million at September 30, 1998 and September 30, 1997, respectively. We believe that most of our backlog at December 31, 1998, will be delivered in fiscal 1999. We do not believe that our backlog at any particular time is necessarily indicative of our long-term future business.

Competition

      We believe that machine vision has evolved into a new industry over the past several years, in which a number of machine vision-based firms have developed successful industrial applications for the technology. We are aware that a large number of companies, estimated to be upward of 100 firms, entered the industry in the 1980's and that most of these were small private concerns. Over the last several years the number of competitors has narrowed to less than 25. We believe this is attributable, to a large extent, to consolidation within the industry. We believe that we are a significant factor in the machine vision industry based upon the breadth of our product lines, our customer base, and our level of revenues.

Research and Development

      Our sponsored research and development efforts over recent years have been largely devoted to continued development of advanced 2-D and 3-D vision technology and applications software for use in various inspection and process control automation systems. Research and development has also included activity related to automatic identification technology development. Research and development expenditures, net of capitalized software development costs, were $5,590,000, $28,121,000, $25,465,000 and $21,834,000 for the three months ended
December 31, 1998 and the years ended September 30, 1998, 1997 and 1996, respectively. In the three months ended December 31, 1998 and in the fiscal years ended September 30, 1998, 1997 and 1996, RVSI capitalized $1,429,000, $7,397,000, $4,842,000 and $2,630,000, respectively, of its software development costs in accordance with the provisions of Statement of Financial Accounting Standards No. 86.

Environmental Regulation

      We believe that compliance with federal, state, local and, where applicable, foreign environmental regulations does not have any material effect on our capital expenditures, earnings or competitive position.

Employees

      At December 31, 1998 we employed 685 persons, of whom 290 were engineering and other technical personnel. None of our employees is a member of a labor union.

Facilities

      Our executive offices, as well as our Acuity CiMatrix division, are located in a 60,000 square foot facility in Canton, Massachusetts. The Acuity CiMatrix division also maintains a 50,000 square foot engineering facility in Nashua, New Hampshire and its Northeast Robotics operations are located in a 12,000 square foot facility in Weare, New Hampshire. Our electronics division is located in a 65,000 square foot facility located in Hauppauge, New York. Systemation's operations are located in a 90,000 square foot facility located in New Berlin, Wisconsin and Vanguard's operations are located in a 38,000 square foot facility in Tucson, Arizona.

      We also maintain sales and service offices across the United States to support our various operations. The Acuity CiMatrix division has sales and service offices in the United Kingdom, France and Germany. We maintain sales and service offices in Singapore and Taiwan to support our semiconductor equipment group's operations.

      All of our facilities are leased, with lease expiration dates ranging from 1999 to 2013.

Legal Proceedings

      We initiated two actions in the United States District Court for the Central District of California against GSI and its View subsidiary, alleging infringement by View of a number of our patents relating to View's assembly and distribution of View's own 3-D machine vision products. In June 1998, the Court, in the first of these actions, involving the coplanarity inspection of ball grid array semiconductor package substrates, found infringement by View and granted our request for injunctive relief against View. This ruling has been appealed by View to the United States Appeals Court for the Federal Circuit. The second of these actions is presently expected to come to trial on or about June 1, 1999.

                                   MANAGEMENT

Executive Officers and Directors of the Registrant

      Set forth below is information concerning each of our directors and executive officers.

Name                              Age               Positions and Offices
----                              ---               ---------------------
Pat V. Costa                      55                Chairman of the Board,
                                                      President, and Chief
                                                      Executive Officer
Howard Stern                      61                Senior Vice President and
                                                      Director
Frank D. Edwards                  44                Chief Financial Officer and
                                                      Secretary
Curtis W. Howes                   48                Vice President
John S. O'Brien                   45                Vice President
Earl H. Rideout                   52                Senior Vice President
Neal H. Sanders`                  49                Vice President
Frank A. DiPietro                 72                Director
Jay M. Haft                       63                Director
Tomas Kohn                        58                Director
Donald J. Kramer                  66                Director
Mark J. Lerner                    46                Director
Robert H. Walker                  63                Director

      PAT V. COSTA has served as our president, chief executive officer and chairman since 1984. Previously and from 1977, Mr. Costa was employed by GCA Corporation, most recently in the capacity of executive vice president. GCA was engaged in the manufacturing of various electronic instrumentation equipment and systems.

      HOWARD STERN has been our senior vice president and technical director since 1984. Previously and from 1981, he was our vice president.

      FRANK D. EDWARDS joined us in March 1999 as our corporate vice president of finance, secretary and chief financial officer. Prior to joining us and since 1986, he was employed by Electronic

Designs, Inc. Most recently, until that company's merger with Bowmar Instrument Corporation in October 1998, he was senior vice president and chief financial officer and a member of its board.

      CURTIS W. HOWES joined us in May 1997 as corporate vice president of automatic identification. From 1991 to 1997, he was employed by Intermec Corporation, most recently as general manager of Intermec's imaging systems division, which designed, manufactured and sold vision-based products for symbology reading.

      JOHN S. O'BRIEN joined us in February 1997 as corporate vice president of human resources. Previously and from 1990, he was vice president, human resources and chief financial officer of Charles River Data Systems, an imbedded systems developer and manufacturer.

      EARL H. RIDEOUT has been corporate senior vice president of our semiconductor equipment group since January 1997. Previously and from 1989 he was vice president/general manager of our electronics division.

      NEAL H. SANDERS joined us in February 1999 as corporate vice president of corporate communications and investor relations. From 1980 through 1998, he held comparable positions at Analog Devices, Inc., Bolt Beranek and Newman, Inc., Information Analysis, Inc. and Microdyne Corporation.

      FRANK A. DIPIETRO began his career with General Motors in 1944. During his forty-six year career with GM, he was actively involved in automobile assembly and manufacturing engineering systems. He retired in 1990 and continues as a consultant in laser systems in several industries, most recently for the University of Michigan in evaluating laser applications in the global auto industry. At the time of his retirement, Mr. DiPietro held the position of director of manufacturing engineering, Chevrolet-Pontiac-Canada car group, for GM. In 1996, he was elected to the position of director-at-large for the Society of Manufacturing Engineers.

      JAY M. HAFT has been a practicing attorney for over 30 years and a strategic and financial consultant for growth stage companies. Mr. Haft also serves as chairman of Noise Cancellation Technologies, Inc. and Extech, Inc. both public companies whose respective securities are traded on the Nasdaq Small Cap Market. He is a managing general partner of Gen Am "1" Venture Fund, an international venture capital fund. Mr. Haft is also a director of numerous other public and private corporations. From 1989 until 1994, he was a partner of Parker Duryee Rosoff & Haft in New York, New York. He is currently of counsel to such firm.

      TOMAS KOHN has been a professor of management at Boston University's School of Management in the undergraduate, MBA, and executive MBA programs since 1988. Dr. Kohn is the chairman of Conduit del Ecuador, a steel tubing manufacturer, and a member of the board of Ideal-Alambrec, a steel wire manufacturer, both in Quito, Ecuador. He has held these positions since 1974 and 1972, respectively. From 1987 until our acquisition of Computer Identics in 1996, Dr. Kohn was a member of Computer Identics' board, and its chairman since 1992. From 1986 until 1995, Dr. Kohn was a member of the board of N.V. Bekaert S.A., the world's largest independent steel wire manufacturer. N.V. Bekaert was a major shareholder of Computer Identics.

      DONALD J. KRAMER was chairman of Acuity from 1994 until our acquisition of Acuity in 1995. Mr. Kramer served as a director of Itran Corp. from 1982 until its merger with Automatix in 1994, at which time the merger survivor assumed the Acuity name. Mr. Kramer is a private investor and was a special limited partner of TA Associates, a private equity capital firm located in Boston, Massachusetts, from January 1990 to March 1996. For the previous five years, Mr. Kramer was a general partner of TA Associates. In January 1997, Mr. Kramer was elected to the board of publicly-owned Micro Component Technology, Inc. Mr. Kramer is also a director of several privately held companies.

      MARK J. LERNER has been president of Morgen, Evan & Company, Inc., an investment banking firm which focuses on Japanese-U.S. transactions, since 1992. Previously and from 1990, he was a managing director at Chase Manhattan Bank where he headed the Japan corporate finance group. From 1982 to 1990 Mr. Lerner worked in the investment banking division of Merrill Lynch as head of its Japan group, coordinating its New York-based Japanese activities with professionals in Tokyo and London.

      ROBERT H. WALKER was, before his retirement in March 1998, our executive vice president and secretary-treasurer, a position he had held since 1986. From 1984 to 1986 he was our senior vice president. From 1983 to 1985 he also served as our treasurer. Mr. Walker is also a director of Tel Instrument Electronics Corporation, a publicly-owned company.

Compensation

      Set forth below is the aggregate compensation for services rendered in all capacities during our fiscal years ended September 30, 1998, 1997 and 1996 by our chief executive officer. Each of our four other most highly compensated executive officers whose compensation exceeded $100,000 during our fiscal year ended September 30, 1998 and two other executive officers who would have been disclosed had they been employed at the fiscal year end.

                           Summary Compensation Table

                                                                        Long Term Compensation
                                                               -----------------------------------
                                    Annual Compensation                Awards            Payouts
                               ----------------------------    ----------------------    ---------
                                                   Other                                            All
Name and                                           Annual      Restricted                Long Term  Other
Principal                                          Compen-     Stock        Number of    Incentive  Compen-
Position               Year     Salary   Bonus(1)  sation      Awards       Options      Payouts    sation(2)
-------------------------------------------------------------------------------------------------------------
Pat V. Costa           1998    $315,016   $55,000      --           --           --           --      $2,400
  Chief executive      1997     293,478   $50,000      --           --           --           --      $2,375
  officer              1996     252,801   $85,000      --           --           --           --      $2,250

John J. Arcari(3)      1998    $175,008   $ 5,000      --           --           --           --          --
 Former chief
 financial officer

Curtis W. Howes        1998    $138,231   $20,000      --           --           --           --      $  300
 Vice president

Earl H. Rideout        1998    $150,010   $25,000      --           --           --           --      $2,400
 Senior vice           1997     143,318   $25,000      --           --           --           --      $2,400
 president             1996     122,747   $40,000      --           --           --           --      $2,250

Howard Stern           1998    $165,006   $30,000      --           --           --           --      $2,400
 Senior vice           1997     159,625   $30,000      --           --           --           --      $2,375
 president             1996     144,544   $60,000      --           --           --           --      $2,250

Steven J. Bilodeau(4)  1998    $232,497   $50,000      --           --           --           --      $2,400
 Former executive      1997     206,545   $45,000      --           --           --           --      $2,375
 vice president        1996     167,280   $75,000      --           --           --           --      $2,250

Robert H. Walker(5)    1998    $151,362   $35,000      --           --           --           --      $2,400
 Former senior         1997     159,625   $35,000      --           --           --           --      $2,375
 vice president        1996     142,229   $60,000      --           --           --           --      $2,250

-----------
(1) Represents amounts earned in the prior fiscal year which were paid in the fiscal year shown. There were no bonuses earned for the fiscal year ended September 30, 1998.

(2)   Represents accrued and vested payments under our retirement plan.
(3) Mr. Arcari joined us in August 1997 as our vice president-finance. Mr. Arcari resigned in March 1999.
(4)   Mr. Bilodeau resigned in June 1998.
(5)   Mr. Walker retired in March 1998.

Option Grants In Last Fiscal Year

      Set forth below is information with respect to our grants of stock options to each of the named persons in the summary compensation table, above.

                                                     Percent of
                           Number of                 Total Options
                           Securities                Granted
                           Underlying                to Employees      Exercise
                           Options                   In Fiscal         Price Per        Expiration        Present
Name                       Granted                   Year              Share            Date              Value(1)
----                       ----------                -------------     ---------        ----------        --------
Curtis W. Howes             16,667                                       $4.13            5/05/03         $14,601
Curtis W. Howes             16,667                                        4.13            7/01/03          16,808
Earl H. Rideout              7,743                                        4.13            7/22/05          11,182
Earl H. Rideout             34,263                                        3.19            9/01/04          66,662
Howard Stern                30,000                                        4.13            6/26/08          71,523
Steven J. Bilodeau          10,000                                        4.13            6/26/01          16,714
Robert H. Walker            15,000                                        4.13            6/26/04          37,784
                           -------                     -------           -----
                           130,340                       4.7%

--------
(1) Computed in accordance with the Black-Scholes option pricing model utilizing the following assumptions: volatility of 70%, risk-free interest rate of 4.3% and an expected life of five years.

Option Exercises In Last Fiscal Year
And Fiscal Year End Option Values

      Set forth below is further information with respect to the unexercised and exercised options to purchase our common stock under our stock option plans:

                                                                                      Value of Unexercised
                          Shares                      Number of Unexercised           In-the Money Options
                          Acquired                    Options at September 30, 1998   at September 30, 1998(2)
                          on           Value          -----------------------------   ---------------------------
Name                      Exercise     Realized(1)    Exercisable   Unexercisable     Exercisable  Unexercisable
----                      --------     -----------     ----------------------------------------------------------
Pat V. Costa                   --             --        207,326        309,699          $200,131         --
John J. Arcari                 --             --         20,000         80,000                --         --
Curtis W. Howes                --             --             --         33,334                --         --
Earl H. Rideout                --             --         32,994         42,006          $ 38,056         --
Hoard Stern                20,830       $ 30,786         15,000         60,970                --         --
Steven J. Bilodeau             --             --         37,973        172,027                --         --
Robert H. Walker               --             --         26,113         38,228                --         --

-----------
(1) Based on the exercise of 13,061 shares at $2.56 fair market value on the date of exercise less the $1.00 per share cost to exercise and the exercise of 7,769 shares at $2.56 fair market value on the date of exercise less the $1.00 per share cost to exercise.
(2) Based on the September 30, 1998 fair market value of $2.69 less the cost to exercise.

Pension Benefits

      The following table sets forth the estimated annual plan benefits payable upon retirement in 1999 at age sixty-five after fifteen, twenty, twenty-five, thirty and thirty-five years of credited service.

                                                          Years of Service
                     ---------------------------------------------------------------------------------------
Remuneration                  15                 20               25              30              35
------------         ---------------------------------------------------------------------------------------
  $100,000......             $19,824            $26,432          $33,041         $33,041         $33,041
   125,000......              25,525             34,033           42,541          42,541          42,541
   150,000......              31,225             41,633           52,041          52,041          52,041
   175,000......              33,505             44,673           55,841          55,841          55,841
   200,000......              33,505             44,673           55,841          55,841          55,841
   225,000......              33,505             44,673           55,841          55,841          55,841
   250,000......              33,505             44,673           55,841          55,841          55,841
   300,000......              33,505             44,673           55,841          55,841          55,841
   400,000......              33,505             44,673           55,841          55,841          55,841
   500,000......              33,505             44,673           55,841          55,841          55,841

      The amount of compensation covered by our pension plan is determined in accordance with rules established by the Internal Revenue Service and includes all dollar items shown on the summary compensation table with the exception of 401(k) contributions. Effective with the fiscal year beginning October 1, 1998, for purposes of calculating the pension benefit, earnings are limited to $160,000, as adjusted for any cost of living increases authorized by the Internal Revenue Code of 1986, as amended. This earnings limit will continue to be $160,000 for calendar year 1999.

      At September 30, 1998, Messrs. Costa, Rideout and Stern had, respectively, 14, 10 and 27 years of credited service.

      A participant in the pension plan will receive retirement income based on 23% of his final average salary up to his applicable social security covered compensation level plus 38% of any excess, reduced proportionately for less than twenty-five years of credited service at normal retirement at age 65, subject to the $160,000 limit described above. Final average salary is defined in the pension plan as the average of a participant's total compensation during the five consecutive calendar years in the ten calendar year period prior to his normal retirement date which produces the highest average. A participant is 100% vested in his accrued pension benefit after five years of service as defined in the pension plan.

Employment Agreements

      Mr. Pat Costa is employed as our chief executive officer and president under an indefinite term agreement which currently provides for an annual base salary of $315,000. Pursuant to the terms of his employment agreement, Mr. Costa has been granted certain rights in the event of the termination of his employment or a change in control of us. Specifically, in the event of termination for any reason other than for cause and other than voluntarily, Mr. Costa will be entitled to the continuance of salary and certain fringe benefits for a period of twelve months and may exercise all outstanding stock options which are exercisable during the twelve-month period following termination at any time within such twelve-month period. In the event of the occurrence of a change in our control (as defined in his employment agreement) and, further, in the event that Mr. Costa is not serving in the positions of our chief executive officer, president and chairman, other than for cause, within one year thereafter, Mr. Costa will be entitled to exercise all outstanding stock options, regardless of when otherwise exercisable, during the six-month period following the termination date of his employment.

      We have also granted certain rights in the event of termination of employment to Messrs. Edwards, Howes, Rideout and Stern. In the event of involuntary termination other than for cause, each officer will be given six months severance pay and continued benefits. In addition, we have agreed to provide a maximum of one hundred days' advance written notice to Mr. Stern in the event we should desire to terminate his employment other than for cause. In such event, he shall be entitled to exercise all outstanding stock options, regardless of when otherwise exercisable, during a specified period following such termination.

Certain Relationships and Related Transactions

      Mr. Jay M. Haft, a director, is of counsel to Parker Duryee Rosoff & Haft, our general counsel prior to March 1, 1997.

      Mr. Mark J. Lerner, a director, is President of Morgen, Evan. Mr. Lerner, through Morgen, Evan, provided consultation services relative to our international marketing and sales efforts. In accordance with an agreement dated December 1993 (which was prior to his becoming a director), during the fiscal years ended September 30, 1996, September 30, 1997 and September 30, 1998, we compensated Mr. Lerner, through Morgen, Evan, in cash in the amounts of $87,369, $62,390 and $9,800, respectively, as well as with four-year warrants, at exercise prices of $12.88, $13.13 and $2.57, respectively, to acquire an aggregate of 42,434, 2,565 and 18,000 shares of our common stock, respectively. All warrants were issued at the fair market value of our common stock on the date of grant. We believe that the compensation we paid to Morgen, Evan was no greater than what we would have had to pay to an unaffiliated person for substantially similar services.

Compensation Committee Interlocks and Insider Participation

      During the fiscal year ended September 30, 1998, the following officers participated in discussions concerning executive officer compensation: Pat V. Costa, John J. Arcari, Howard Stern and Robert H. Walker. Each of the named participants recused himself in discussions concerning his own compensation.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding the ownership of our common stock as of March 31, 1999 by

      o     each director

      o each person known by us to own beneficially 5% or more of our common stock

      o each officer named in the summary compensation table elsewhere in this prospectus

      o     all directors and executive officers as a group

                                    Number of Shares
Name and Address                    of Common Stock                     Percent
of Beneficial Owner                 Beneficially Owned (1)              of Class
-------------------                 ----------------------              --------
Pat V. Costa                            238,927(2)                         1.0%
Frank A. DiPietro                        54,770(3)                           *
Jay M. Haft                             487,546(4)                         2.0%
Tomas Kohn                               49,155(5)                           *
Donald J. Kramer                         22,654(6)                           *
Mark J. Lerner                           88,451(7)                           *
Howard Stern                             72,978(8)                           *
Robert H. Walker                         77,825(9)                           *
John J. Arcari                           20,000(10)                          *
Steven J. Bilodeau                       42,974(10)                          *
Curtis W. Howes                           7,168(11)                          *
Earl H. Rideout                          33,302(12)                          *

Fisher Capital, Ltd., Wingate
  Capital Ltd., Citadel Limited
  Partnership, GLB Partners,
  L.P., Citadel Investment Group,
  L.L.C., Wellington Partners
  Limited Partnership, Kensington
  Global Strategies Fund Ltd. and
  Kenneth Griffin(13)                    2,118,217(14)                        7.9%
  c/o Citadel Limited Partnership
  225 West Washington St.
  9th Floor
  Chicago, IL 60606
All current executive
 officers and directors as
 a group (14 persons)                1,203,417(15)(16)                        7.9%

----------

*     Denotes less than 1%.
(1) Except as otherwise indicated, includes shares underlying currently exercisable options and warrants as well as those options and warrants which will become exercisable within 60 days of March 31, 1999. Except as otherwise indicated, the named persons herein have sole voting and dispositive power with respect to beneficially owned shares.
(2) Includes 207,326 shares underlying options and 1,601 vested shares held under our retirement investment plan.
(3) Includes 1,000 shares underlying options; also includes 31,770 shares owned of record by Mr. DiPietro's spouse.
(4) Includes 23,000 shares underlying options; also includes, 398,100 shares owned of record by Mr. Haft's spouse and 7,666 shares held indirectly in a retirement trust.
(5) Includes 1,000 shares underlying options; also includes 1,684 shares owned of record by Mr. Kohn's spouse.
(6) Includes 9,802 shares underlying options; also includes 10,000 shares held indirectly in an irrevocable trust with Mr. Kramer's spouse as trustee. Mr. Kramer disclaims any interest in these shares.
(7) Includes 82,451 shares underlying warrants held by Morgen, Evan & Company, Inc., of which Mr. Lerner is the principal owner; also includes 6,000 shares underlying options.
(8) Includes 20,000 shares underlying options and 6,148 vested shares held under our retirement investment plan.
(9) Includes 26,113 shares underlying options and 17,632 shares indirectly in a retirement account.
(10)  Represents shares underlying options.
(11)  Includes 6,668 shares underlying options.

(12) Includes 32,994 shares underlying options and 308 vested shares held under our retirement investment plan.

(13) Represents shares held by a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act, as reflected in Schedule 13G, filed with the SEC on March 3, 1999. According to this Schedule, Fisher Capital, Ltd. and Wingate Capital Ltd., as well as Wellington Partners Limited Partnership and Global Strategies Fund Ltd., are controlled by Citadel Limited Partnership, which in turn is controlled by GLB Partners, L.P., Citadel Investment Group and Kenneth Griffin.

(14) Includes 1,741,294 shares underlying certain prepaid common stock purchase warrants, based upon an assumed exercise price of $4.02 per share, and 376,923 shares underlying certain incentive stock purchase warrants, whose respective terms are discussed elsewhere in this prospectus. The prepaid warrants are not exercisable prior to August 19, 1999; the incentive warrants are currently exercisable at an exercise price of $4.02 per share.
(15)  Includes an aggregate of 481,995 shares underlying options and warrants.
(16) Includes an aggregate of 8,057 vested shares held in our investment retirement plan.

                          DESCRIPTION OF OUR SECURITIES

Common Stock

      We are currently authorized to issue up to 50,000,000 shares of our common stock, $.01 par value. As of March 31, 1999, 24,889,611 shares of our common stock were issued and outstanding, and held of record by approximately 4,763 persons.

      Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable.

Warrants

      As of March 31, 1999, there were issued and outstanding $11,000,000 in stated value of prepaid warrants held of record by four persons, each allowing the holder to acquire an indeterminate number of shares based on the market price of our common stock at the date of exercise. Each prepaid warrant is exercisable at the lower of $4.02 per share or 95% of the average of the three lowest closing bid prices of RVSI common stock during the 20-day trading period ending on the date of notice of exercise, which 20-day trading period is subject to extension as set forth in the prepaid warrants.

      The prepaid warrants bear an annual premium of 7% per annum, payable in cash or, at our option, in shares of its common stock, and are initially exercisable, to the extent of 25% of the total number of shares issuable, commencing on the 180th day following their issuance, increasing by increments of 25% every 90 days thereafter so that after the passage of 450 days following the date of original issuance, the prepaid warrants will have become fully exercisable.

      The prepaid warrants are subject to call at our option if both, during the 20-day trading day period immediately preceding the date of our notice of redemption the average closing bid price, and on the date of our notice of redemption the closing bid price, of our common stock is less than $4.02 per share, subject to anti-dilution adjustment, at a cash price equal to 120% of the exercise amount of the prepaid warrants, inclusive of earned premium, called for redemption. Such call right may be exercised by us up to four times during the term of the prepaid warrants. The prepaid warrants are also subject to redemption by us, at our option, if their exercise price falls below $2.50 per share.

      There were also issued and outstanding as of March 31, 1999 incentive common stock purchase warrants to purchase an additional 1,222,222 shares of our common stock at an exercise price of $4.02 per share. See "Selling Stockholders."

Limitation of Liability

      As permitted by the General Corporation Law of the State of Delaware, our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

      o for any breach of the director's duty of loyalty to us or our stockholders

      o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

      o under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock

      o for any transaction from which the director derives an improper personal benefit.

      As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

      Our restated certificate of incorporation provides for the indemnification of our directors and officers, and, to the extent authorized by our board in its sole and absolute discretion, employees and agents, to the full extent authorized by, and subject to the conditions set forth in the Delaware law. We currently maintain liability insurance for the benefit of our directors and officers.

Delaware Anti-Takeover Law

      We are subject to the provisions of section 203 of the Delaware law.
Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Shareholder Rights Plan

      We have a shareholder rights plan. The plan is intended to deter coercive or partial offers which will not provide fair value to all stockholders and enhance our ability to represent all stockholders and thereby maximize stockholder values.

      Pursuant to a rights agreement with American Stock Transfer & Trust Company, as rights agent, one right was issued for each outstanding share of our common stock on May 26, 1998. Each right entitles the registered holder to purchase one-third of a share of common stock, at a price of $18.00 per one-third of a share. The rights generally will not become exercisable unless and until, among other things, any person, other than the purchasers of the prepaid warrants, acquires 15% or more of our outstanding common stock. The rights are redeemable under certain circumstances at $.005 per right and will expire, unless earlier redeemed or extended, on May 26, 2008.

Transfer Agent

      The transfer agent for our common stock is American Stock Transfer & Trust Company.

                              SELLING STOCKHOLDERS

      The registration statement, of which this prospectus forms a part, relates to our registration, for the account of the selling stockholders, of an aggregate of 10,437,361 shares of our common stock underlying the prepaid warrants and 1,222,222 shares of our common stock underlying the incentive warrants. These shares are being registered pursuant to registration rights granted by us to the selling stockholders in February 1999 in connection with their acquisition of the prepaid warrants and the incentive warrants.

      The prepaid warrants are not exercisable until August 19, 1999 and thereafter only in 25% cumulative quarter-annual installments. For purposes of presenting information concerning the sale of the underlying shares of common stock by the selling stockholders, we have assumed that the prepaid warrants were exercised in full on April 6, 1999 and that the number of shares issuable upon such exercise would have been approximately 5,218,680 shares based on an exercise price (as described below) of $2.11 per share. Pursuant to an agreement with the holders of the prepaid warrants, we agreed to register twice such number of shares. The actual number of shares being sold by the selling stockholders may be less than 10,437,361 shares (to a minimum of 2,736,318 shares) to the extent the exercise price of the prepaid warrants is greater than $1.06 per share. If the exercise price of the prepaid warrants is lower than $1.06 per share, we have agreed to file another registration statement to register additional shares for the account of the selling stockholders.

      The exercise price of the prepaid warrants is equal to the lower of (i) 95% of the average of the three lowest closing bid prices of the common stock for the 20 trading days prior to the date of exercise (which 20-day trading period shall increase by one day for each 30 day period subsequent to August 19, 1999 for which the exercise price is computed) or (ii) $4.02.

      We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of common stock which they beneficially own. The last column in this table assumes the sale of all of our shares offered by this prospectus.

                           Shares
                           Owned            Common Stock
                           Prior to         Offered By          Shares Owned
Names of Selling           Offering         Beneficial         After Offering
                           --------                            --------------
Stockholders               Number           Owner             Number     Percent
----------------           ---------        ------------      ------     -------
Fisher Capital Ltd.        4,562,272(1)      4,562,272(1)       -           -
Omnicron Partners Ltd.     1,002,697(2)      1,002,697(2)       -           -
Wingate Capital Ltd.       2,456,608(3)      2,456,608(3)       -           -
Zanett Lombardier Ltd.     3,008,091(4)      3,008,091(4)       -           -

Claudio Guazzoni             161,411(5)        161,411(5)       -           -
David McCarthy               161,411(5)        161,411(5)       -           -
Samuel L. Milbank            107,609(5)        107,609(5)       -           -
Pacific Alliance Ltd.         94,484(5)         94,484(5)       -           -
Heriot Holdings Limited      105,000(5)        105,000(5)       -           -

----------
(1) Represents 4,317,272 shares of common stock underlying the prepaid warrants and 245,000 shares of common stock underlying the incentive warrants.
(2) Represents 948,851 shares of common stock underlying the prepaid warrants and 53,846 shares of common stock underlying the incentive warrants.
(3) Represents 2,324,685 shares of common stock underlying the prepaid warrants and 131,923 shares of common stock underlying the incentive warrants.
(4) Represents 2,846,553 shares of common stock underlying the prepaid warrants and 161,538 shares of common stock underlying the incentive warrants.
(5)   Represents shares of common stock underlying the incentive warrants.

      The sale of the selling stockholders' shares may be effected from time to time in transactions, which may include block transactions by or for the account of the selling stockholders, in the over-the-counter market or in negotiated transactions, or through the writing of options on the selling stockholders' shares, a combination of these methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

      The selling stockholders may effect the transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the selling stockholders' shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. These broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchaser for whom such broker-dealers may act as agents or to whom they may sell as principals or both, which compensation as to a particular broker-dealer may be in excess of customary commissions.

      The selling stockholders and broker-dealers, if any, acting in connection with these sales might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act. Any commission they receive and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

      Sales of any shares of common stock by the selling stockholders may depress the price of the common stock in any market that may develop for the common stock.

      Any securities covered by this prospectus that qualify for sale pursuant to SEC Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

      There can be no assurance that the selling stockholders will sell any or all of the shares of common stock covered by this prospectus.

                                  LEGAL MATTERS

      The validity of the shares of our common stock covered by this prospectus has been passed upon by Cooperman Levitt Winikoff Lester & Newman, P.C., New York, New York. Certain members of this firm own shares of our common stock.

                                     EXPERTS

      The consolidated financial statements of Robotic Vision Systems, Inc. and subsidiaries as of September 30, 1998 and 1997, and for each of the three years in the period ended September 30, 1998, and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

      We have filed a registration statement, including exhibits, schedules and amendments, with the SEC pursuant to the Securities Act with respect to this offering of our securities. This prospectus is part of the registration statement but does not contain all of the information in the registration statement. We refer you to the registration statement for further information about us, our securities and this offering. Statements in this prospectus about documents filed as exhibits to the registration statement are necessarily summaries of these documents, and each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. The registration statement is available for inspection at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains the registration statement. The address of the SEC's Internet site is http://www.sec.gov.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULE

                                                                          Page
                                                                          ----

Independent Auditors' Report                                               F-2
Consolidated Balance Sheets as
   of September 30, 1998 and 1997                                          F-3
Consolidated Statements of Operations
   for the Years Ended September 30,
   1998, 1997 and 1996                                                     F-4
Consolidated Statements of Stockholders'
   Equity for the Years Ended September 30,
   1998, 1997 and 1996                                                     F-5
Consolidated Statements of Cash Flows for
   the Years Ended September 30, 1998,
   1997 and 1996                                                           F-6
Notes to Consolidated Financial Statements
   for the Years Ended September 30, 1998,
   1997 and 1996                                                           F-7
Schedule II: Valuation and Qualifying Accounts                             F-23
Condensed Consolidated Balance Sheets as of December 31,
   1998 (unaudited) and September 30, 1998                                 F-24
Condensed Consolidated Statements of Operations for the
   Three Months Ended December 31, 1998 and
   1997 (unaudited)                                                        F-25
Condensed Consolidated Statements of Cash Flows for the
   Three Months Ended December 31, 1998 and
   1997 (unaudited)                                                        F-26
Notes to Condensed Consolidated Financial Statements for the Three
   Months Ended December 31, 1998 and 1997 (unaudited)                     F-27

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Robotic Vision Systems, Inc. and subsidiaries:

    We have audited the accompanying consolidated balance sheets of Robotic Vision Systems, Inc. and subsidiaries (the "Company") as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. Our audits included the financial statement schedule listed index on page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
January 18, 1999

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               1998        1997
                                                                                            ----------  ----------
ASSETS
Current Assets:
  Cash and cash equivalents...............................................................  $    2,421  $    8,811
  Accounts receivable, net................................................................      32,367      50,563
  Inventories.............................................................................      36,213      39,095
  Deferred income taxes...................................................................          --      10,643
  Prepaid expenses and other current assets...............................................       1,226       1,429
                                                                                            ----------  ----------
      Total current assets................................................................      72,227     110,541
  Plant and equipment, net................................................................      17,591      14,507
  Deferred income taxes...................................................................       8,820          --
  Goodwill, net of accumulated amortization of $840 and $290..............................       5,847       6,207
  Other assets............................................................................      17,086       8,668
                                                                                            ----------  ----------
                                                                                            $  121,571  $  139,923
                                                                                            ----------  ----------
                                                                                            ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current portion of long-term debt.....................................  $   38,038  $   10,623
  Accounts payable........................................................................      21,388      23,320
  Accrued expenses and other current liabilities..........................................      21,073      19,623
  Advance contract payments received......................................................       1,216       1,816
                                                                                            ----------  ----------
      Total current liabilities...........................................................      81,715      55,382
  Long-term debt..........................................................................       3,059       6,414
  Deferred income taxes...................................................................          --       1,823
  Other liabilities.......................................................................          --         727
                                                                                            ----------  ----------
      Total liabilities...................................................................      84,774      64,346
                                                                                            ----------  ----------
  Commitments and contingencies (Note 11).................................................
  Stockholders' Equity:
    Common stock, $0.01 par value; shares authorized 50,000 shares issued and outstanding;
      1998--24,870 and 1997--24,438.......................................................         249         244
    Additional paid-in capital............................................................     168,493     166,623
    Accumulated deficit...................................................................    (131,962)    (91,457)
    Cumulative translation adjustment.....................................................          17         167
                                                                                            ----------  ----------
      Total stockholders' equity..........................................................      36,797      75,577
                                                                                            ----------  ----------
                                                                                            $  121,571  $  139,923
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  1998        1997        1996
                                                                               ----------  ----------  ----------
Revenues.....................................................................  $  169,007  $  169,342  $  153,975
Cost of revenues.............................................................      96,443      92,412      82,108
Inventory provisions.........................................................      16,562       1,435       3,052
                                                                               ----------  ----------  ----------
Gross profit.................................................................      56,002      75,495      68,815
                                                                               ----------  ----------  ----------
Operating costs and expenses:
Research and development expenses............................................      28,121      25,465      21,834
Selling, general and administrative expenses.................................      58,877      48,259      44,861
Merger expenses..............................................................         623          69       2,661
Non-recurring charges........................................................       6,615          --          --
Interest income..............................................................         (92)       (767)     (1,148)
Interest expense.............................................................       2,363       1,076         926
                                                                               ----------  ----------  ----------
    Total operating costs and expenses.......................................      96,507      74,102      69,134
                                                                               ----------  ----------  ----------
Income (loss) before income taxes............................................     (40,505)      1,393        (319)
Provision (benefit) for income taxes.........................................          --         745      (1,154)
                                                                               ----------  ----------  ----------
Net income (loss)............................................................  $  (40,505) $      648  $      835
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net income (loss) per share:
    Basic....................................................................  $    (1.65) $     0.03  $     0.04
    Diluted..................................................................  $    (1.65) $     0.03  $     0.04
Weighted Average shares:
    Basic....................................................................      24,613      23,718      22,092
    Diluted..................................................................      24,613      23,967      23,385

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                 COMMON STOCK
                            -----------------------  ADDITIONAL                                     UNREALIZED     CUMULATIVE
                              NUMBER                   PAID-IN    ACCUMULATED       DEFERRED          GAIN ON      TRANSLATION
                            OF SHARES     AMOUNT       CAPITAL      DEFICIT       COMPENSATION      INVESTMENTS    ADJUSTMENT
                            ----------  -----------  -----------  ------------  -----------------  -------------  -------------
BALANCE, OCTOBER 1,
  1995....................     20,440    $     204    $ 138,763    $  (94,766)      $     (60)       $      --      $     208
Shares issued in
  conjunction with the
  exercise of stock
  options and warrants....      1,511           15        5,821            --              --               --             --
Shares issued in
  connection with private
  placement of subsidiary,
  net of offering costs...      1,233           12       10,116            --              --               --             --
Shares issued in
  connection with the
  acquisition of Northeast
  Robotics, Inc, accounted
  for as a purchase.......        139            1        2,675            --              --               --             --
Warrants issued for
  professional services...         --           --           74            --              --               --             --
Other stock
  transactions............          9            1          158            --              60               --             --
Change in year end of
  pooled companies........         --           --           --          (618)             --               --             --
Change in net unrealized
  holding gains...........         --           --           --            --              --              147             --
Translation adjustment....         --           --           --            --              --               --            (33)
Net income................         --           --           --           835              --               --             --
                            ----------       -----   -----------  ------------            ---            -----          -----
BALANCE, SEPTEMBER 30,
  1996....................     23,332          233      157,607       (94,549)             --              147            175
Shares issued in
  connection with the
  exercise of stock
  options and warrants....        384            4        1,839            --              --               --             --
Other stock
  transactions............       (104)          (1)        (488)           --              --               --             --
Shares issued in
  connection with private
  placement of subsidiary,
  net of offering costs...        826            8        7,665            --              --               --             --
Change in year end of
  pooled companies........         --           --           --         2,444              --               --             --
Change in net unrealized
  holding gains...........         --           --           --            --              --             (147)            --
Translation adjustment....         --           --           --            --              --               --             (8)
Net income................         --           --           --           648              --               --             --
                            ----------       -----   -----------  ------------            ---            -----          -----
BALANCE, SEPTEMBER 30,
  1997....................     24,438          244      166,623       (91,457)             --               --            167
Shares issued in
  connection with the
  exercise of stock
  options and warrants....        161            2          373            --              --               --             --
Shares issued in
  connection with license
  agreement and
  non-competition
  agreement...............        271            3        1,497            --              --               --             --
Translation adjustment....         --           --           --            --              --               --           (150)
Net loss..................         --           --           --       (40,505)             --               --             --
                            ----------       -----   -----------  ------------            ---            -----          -----
BALANCE, SEPTEMBER 30,
  1998....................     24,870    $     249    $ 168,493    $ (131,962)      $      --        $      --      $      17
                            ----------       -----   -----------  ------------            ---            -----          -----
                            ----------       -----   -----------  ------------            ---            -----          -----


                                TOTAL
                            STOCKHOLDERS'
                               EQUITY
                            -------------
BALANCE, OCTOBER 1,
  1995....................    $  44,349
Shares issued in
  conjunction with the
  exercise of stock
  options and warrants....        5,836
Shares issued in
  connection with private
  placement of subsidiary,
  net of offering costs...       10,128
Shares issued in
  connection with the
  acquisition of Northeast
  Robotics, Inc, accounted
  for as a purchase.......        2,676
Warrants issued for
  professional services...           74
Other stock
  transactions............          219
Change in year end of
  pooled companies........         (618)
Change in net unrealized
  holding gains...........          147
Translation adjustment....          (33)
Net income................          835
                            -------------
BALANCE, SEPTEMBER 30,
  1996....................       63,613
Shares issued in
  connection with the
  exercise of stock
  options and warrants....        1,843
Other stock
  transactions............         (489)
Shares issued in
  connection with private
  placement of subsidiary,
  net of offering costs...        7,673
Change in year end of
  pooled companies........        2,444
Change in net unrealized
  holding gains...........         (147)
Translation adjustment....           (8)
Net income................          648
                            -------------
BALANCE, SEPTEMBER 30,
  1997....................       75,577
Shares issued in
  connection with the
  exercise of stock
  options and warrants....          375
Shares issued in
  connection with license
  agreement and
  non-competition
  agreement...............        1,500
Translation adjustment....         (150)
Net loss..................      (40,505)
                            -------------
BALANCE, SEPTEMBER 30,
  1998....................    $  36,797
                            -------------
                            -------------

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996
                                 (IN THOUSANDS)

                                                                                        1998       1997       1996
                                                                                      ---------  ---------  ---------
OPERATING ACTIVITIES
Net income (loss)...................................................................  $ (40,505) $     648  $     835
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
  Deferred income taxes.............................................................         --        (93)    (2,881)
  Depreciation and amortization.....................................................      8,769      5,895      3,938
  Gain on disposal of business......................................................         --       (812)        --
  Other.............................................................................       (164)      (218)     1,318
  Changes in operating assets and liabilities (net of effects of business acquired):
    Accounts receivable.............................................................     18,196    (20,084)    (7,304)
    Inventories.....................................................................      2,882    (14,093)    (6,781)
    Prepaid expense and other current assets........................................        203       (514)      (873)
    Other assets....................................................................     (7,024)    (4,811)    (2,845)
    Accounts payable................................................................     (1,932)    10,709      2,433
    Accrued expenses and other current liabilities..................................      1,450      4,732      3,297
    Advanced contract payments received.............................................       (600)       (10)      (674)
    Other liabilities...............................................................         --        (82)      (164)
                                                                                      ---------  ---------  ---------
    Net cash (used in) provided by operating activities.............................    (18,725)   (18,733)    (9,701)
                                                                                      ---------  ---------  ---------
INVESTING ACTIVITIES:
Proceeds from maturity of investments...............................................         --      2,319      1,000
Additions to plant and equipment, net...............................................     (9,137)    (7,915)    (6,972)
Proceeds from sale of business......................................................         --        952         --
Payment for purchase of business....................................................         --     (3,144)       (77)
                                                                                      ---------  ---------  ---------
    Net cash used in investing activities...........................................     (9,137)    (7,788)    (6,049)
                                                                                      ---------  ---------  ---------
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock and warrants -- private equity placement
  (less offering costs).............................................................         --      7,673     10,093
Proceeds from the exercise of stock options and warrants............................        375      1,271      2,428
Purchase of treasury stock..........................................................         --       (650)        --
Net proceeds from (payments of) short-term borrowings...............................     28,911     (2,833)     9,752
Proceeds from long-term borrowings..................................................         --      8,000        245
Repayment of long-term borrowings...................................................     (7,828)    (1,864)    (5,918)
                                                                                      ---------  ---------  ---------
    Net cash provided by financing activities.......................................     21,458     11,597     16,600
                                                                                      ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS........................         14        189         71
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................................     (6,390)   (14,735)       921
CASH AND CASH EQUIVALENTS:
  Beginning of year.................................................................      8,811     23,546     18,859
                                                                                      ---------  ---------  ---------
  End of year.......................................................................  $   2,421  $   8,811  $  19,780
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid.......................................................................  $   2,311  $   1,027  $     841
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Taxes paid..........................................................................        244  $     218  $   1,415
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock and subordinated note payable in connection with technology
  license agreement and non-competition agreement...................................  $   3,750         --         --
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Income tax benefit relating to the exercise of stock options........................         16  $     572  $   3,408
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Liabilities incurred in connection with acquisition of business.....................         --  $     902         --
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Property and equipment acquired under capital leases................................         --  $      22  $      99
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Issuance of common stock to acquire Northeast Robotics, Inc.........................         --         --  $   2,676
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

                 See notes to consolidated financial statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

1.  BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    a. DESCRIPTION OF BUSINESS--Robotic Vision Systems, Inc. ("RVSI") and subsidiaries (the "Company") designs, manufactures, markets and sells automated one dimensional ("1-D"), two dimensional ("2-D") and three dimensional ("3-D") machine vision based products and systems for inspection, measurement and identification, and is a leader in advanced electro-optical sensor technology.

    b. OPERATIONS--The Company incurred a loss for the fiscal year ended September 30, 1998 primarily due to the effects of a substantial decline in revenues resulting from a downturn in the semiconductor capital equipment industry. Prior to the restatement of the Company's consolidated financial statements for the acquisition of Vanguard Automation, Inc. as a pooling of interests, the Company had been consistently profitable, earning $8.2 million in fiscal 1997 and $9.7 million in fiscal 1996.

       During fiscal 1998, management took a series of steps to reduce expenses and restructure operations in response to this industry downturn. In the second, third and fourth quarters of fiscal 1998, the Company instituted workforce reductions aggregating 39%, curtailed discretionary spending and capital expenditures, combined its Acuity CiMatrix operations and sold the assets and technology of its aircraft safety product line (which did not have significant operations) in December 1998. Concurrently, the Company has successfully introduced a range of new products designed to broaden sales beyond the semiconductor industry.

       In March 1998, the Company entered into a new bank financing agreement (Note 9) that contains restrictive covenants with which the Company has not been in compliance. All instances of noncompliance have been waived by the banks through January 29, 1999; however, absent continuation of waivers, the Company will be in noncompliance at the end of the waiver period.

       Management continues to control expenses, inventory levels and capital expenditures; is working with existing lenders to amend the Company's existing bank financing agreement to provide new covenants; and is pursuing a number of new debt or equity financing alternatives. The Company has signed a term sheet with an institutional investor for a preferred equity financing which includes a beneficial conversion feature and also provides for warrants. Proceeds of the financing will be drawn down in two rounds with the first round available immediately for $6.0 million and the second round available in three months for $6.8 million. The Company expects to complete the first round of this transaction in the near term. Management believes that through a combination of proceeds from the preferred equity financing, obtaining additional external financing, its domestic banks continuing to waive non-compliance of restrictive covenants and cash flow from operating activities, the Company will have sufficient liquidity through at least September 30, 1999 to fund its cash requirements (See unaudited subsequent event Note
       17).

    c. PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the financial statements of Robotic Vision Systems, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation. The effects of changes in fiscal years of pooled companies (Vanguard Automation, Inc in fiscal 1998 and Systemation Engineered Products, Inc. and Computer Identics in fiscal 1996) are recorded as adjustments to accumulated deficit.

    d. REVENUES AND COST OF REVENUES--The Company recognizes revenue on its standard electronic inspection and measurement products upon shipment. Revenue from the licensing of software is recognized when the software is delivered if collectibility is probable and there are no significant vendor obligations. Engineering service and support revenue is recognized when such services are rendered. Warranty costs associated with products sold with warranty protection, as well as other post-contract support obligations, are estimated based on the Company's historical experience and recorded in the period the product is sold.

    e. CASH AND CASH EQUIVALENTS--Cash and cash equivalents includes money market accounts and certain debt securities issued by the United States government purchased with an original maturity of three months or less.

    f. INVENTORIES--Inventories are stated at the lower of cost (using the first-in, first-out cost flow assumption) or market.

    g. PLANT AND EQUIPMENT--Plant and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation is computed by the straight-line method over estimated lives ranging from two to eight years. Leasehold improvements are amortized over the lesser of their respective estimated useful lives or lease terms.

    h. INTANGIBLE ASSETS--Goodwill is being amortized over 15 years; a technology license and non-competition agreement are being amortized over 10 years. The Company reviews its long-lived assets, including goodwill and other identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

    i. SOFTWARE DEVELOPMENT COSTS--Software development costs are capitalized in accordance with SFAS No. 86. Capitalized software development costs are amortized primarily over a five-year period, which is the estimated useful life of the software. Amortization begins in the period in which the related product is available for general release to customers.

    j. RESEARCH AND DEVELOPMENT COSTS--The Company charges research and development costs for Company-funded projects to operations as incurred. Research and development costs which are reimbursable under customer-funded contracts are treated as contract costs.

    k. INCOME TAXES--The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

    l. FOREIGN CURRENCY TRANSLATION--Assets and liabilities of the Company's European subsidiaries are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate for the year. The resulting translation adjustments are excluded from operations and accumulated as a separate component of stockholders' equity. Transaction gains (losses) are included in net income and totaled $106,000, $(267,000) and $(52,000) in 1998, 1997 and
       1996, respectively.

    m. NET INCOME (LOSS) PER COMMON SHARE--In 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). Under SFAS 128, basic income (loss) per common share is computed using the weighted average number of common shares outstanding during each year. Diluted net income per common share reflects the effect of the Company's outstanding options (using the treasury stock method), except where such options would be anti-dilutive. Prior year's net income per share have been restated to conform to SFAS 128.

    n. FAIR VALUE OF FINANCIAL INSTRUMENTS--The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

       a) Cash and Cash Equivalents--The carrying amounts approximate fair value because of the short maturity of these instruments.

       b) Receivables--The carrying amount approximates fair value because of the short maturity of these instruments.

       c) Debt--The carrying amounts approximate fair value based on borrowing rates currently available to the Company for loans with similar terms.

    o. USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Company's most significant estimates relate to the deferred income tax valuation allowance, allowance for doubtful accounts receivable, reserve for excess and obsolete inventory, and warranty reserve.

    p. RECLASSIFICATIONS--Certain amounts in the 1996 and 1997 financial statements have been reclassified to conform with the 1998 presentation.

    q. RECENT ACCOUNTING PRONOUNCEMENTS--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information", both of which will be effective for the Company in fiscal year 1999. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The implementation of SFAS Nos. 130 and 131 will require some additional disclosures in the Company's consolidated financial statements for the year ended September 30, 1999.

       In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", which the Company is required to implement no later than fiscal year 1999. SFAS No. 132 is an amendment to SFAS Nos. 87, 88 and 106. The statement standardizes disclosure requirements for pension and postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain other disclosures. The implementation of SFAS No. 132 is not expected to have a material effect on the Company's consolidated financial statements.

       In April 1998, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities", which the Company is required to implement no later than fiscal year 2000. SOP 98-5 establishes standards that require start-up and organization costs to be expensed as incurred. The implementation of SOP 98-5 is not expected to have a material effect on the Company's consolidated financial statements.

       In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and is effective for the Company in the first quarter of fiscal year 2000. SFAS

       No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The Company believes the adoption of SFAS No. 133 will not have a material effect on its consolidated financial statements.

2.  ACQUISITIONS

    a.  VANGUARD AUTOMATION, INC.

        On December 9, 1997, the Company acquired the outstanding shares of Vanguard Automation, Inc. ("Vanguard") for approximately 3,391,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $45,776,000. Outstanding Vanguard stock options were converted into stock options to purchase approximately 152,000 shares of the Company's common stock. Outstanding Vanguard warrants were converted into warrants to purchase approximately 182,000 shares of the Company's common stock. Vanguard produces and markets automated manufacturing equipment used in the assembly of certain types of semiconductor packaging processes, including ball grid array and chip scale packages. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated to include the accounts of Vanguard for all periods presented. Expenses of $623,000, relating primarily to investment banking, legal and accounting fees, were incurred relating to this merger and charged to expense in fiscal 1998.

        The accompanying September 30, 1996 consolidated financial statements include Vanguard's amounts for the years ended December 31, 1996. The accompanying consolidated financial statements for the year ended September 30, 1997 include the operations of Vanguard on a common fiscal year. Vanguard's net loss for the period October 1, 1996 through December 31, 1996 of $2,444,000, included twice in the accompanying consolidated statements of operations for the fiscal years ended September 30, 1997 and 1996 as a result of conforming fiscal years, has been included as an adjustment to consolidated accumulated deficit in fiscal 1997.

        Detailed below is the effect on the Company's results of operations for fiscal 1997 and fiscal 1996 as a result of the Company's acquisition of Vanguard.

   (In thousands, except per share amounts)        RVSI      VANGUARD    ELIMINATIONS    COMBINED
----------------------------------------------  ----------  -----------  -------------  ----------
1997
Revenues......................................  $  152,103   $  18,218     $    (979)   $  169,342
Net income (loss).............................       8,245      (7,511)          (86)          648
Net income per share..........................        0.38                                    0.03

1996
Revenues......................................  $  143,540   $  10,977     $    (542)   $  153,975
Net income (loss).............................       9,726      (8,851)          (40)          835
Net income per share..........................        0.45                                    0.04

    b.  TRIGON

        On June 30, 1997, the Company acquired Trigon Technologies, Inc. ("Trigon"), a privately owned company located in Farmington Hills, Michigan. Trigon markets a line of 2-D machine vision products for the semiconductor industry. The purchase price was $3,000,000 in cash plus contingent consideration based upon the sales level of certain products sold by Trigon, over a five-year period.

        This acquisition has been accounted for as a purchase and, accordingly, the results of Trigon are included in the consolidated statements of operations of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,997,000 is being amortized over 15 years. The historical results of operations of Trigon were not material to the operations of the Company.

    c.  SYSTEMATION ENGINEERED PRODUCTS, INC.

        On October 1, 1996, the Company acquired the outstanding shares of Systemation Engineered Products, Inc. ("SEP") for 1,740,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $22,838,000. SEP designs manufactures, markets and sells specialized high speed production machinery for the electronics component industry. SEP's product lines include tape and reel packaging equipment and automatic optical inspection systems. This acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements have been restated to include the accounts of SEP for all periods presented. The accompanying consolidated financial statements for the years ended September 30, 1998, 1997 and 1996 include the operations of SEP on a common fiscal year. Expenses of $904,000 were incurred related to this merger.

    d.  COMPUTER IDENTICS CORPORATION

        On August 30, 1996, the Company acquired the outstanding shares of Computer Identics Corporation ("CI") for approximately 2,127,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $30,580,000. Outstanding CI stock options were converted into options to purchase approximately 186,000 shares of the Company's common stock. Outstanding CI warrants were converted into warrants to purchase approximately 39,000 shares of the Company's common stock. CI designs, manufactures, markets and sells standard barcode products, data collection networks and systems for data collection and material handling/industrial markets. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of CI for all periods presented. Expenses of $1,547,000 were incurred related to this merger.

    e.  NORTHEAST ROBOTICS, INC.

        On May 30, 1996, the Company consummated a merger with Northeast Robotics, Inc. ("NER"), a privately owned company located in New Boston, New Hampshire, pursuant to which NER became a wholly owned subsidiary of the Company (the "NER Merger"). NER markets a line of patented illumination products to perform reliably in difficult imaging applications involving highly reflective or uneven surfaces. As a consequence of the NER Merger, the Company issued approximately 139,000 shares of its common stock (which had a market value of approximately $2,676,000 on the date the NER Merger was consummated) to the shareholders of NER in exchange for all of the outstanding shares of NER common stock.

        This acquisition has been accounted for as a purchase and, accordingly, the results of NER are included in the consolidated statements of operations of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,688,000 is being amortized over 15 years. The historical results of operations of NER were not material to the operations of the Company.

    f.  INTERNATIONAL DATA MATRIX, INC.

        On October 23, 1995, the Company acquired the outstanding shares of International Data Matrix, Inc. ("IDM") for approximately 370,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $8,183,000. IDM was a manufacturer and supplier of two dimensional bar code reading systems. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of IDM for all periods presented. Expenses of $445,000 were incurred related to this merger.

3.  ACCOUNTS RECEIVABLE

    Accounts receivable at September 30, 1998 and 1997 consisted of the following:

                                                                                     (IN THOUSANDS)
                                                                                  --------------------
                                                                                    1998       1997
                                                                                  ---------  ---------
Billed accounts receivable......................................................  $  30,923  $  47,638
Unbilled accounts receivable....................................................      2,444      5,641
                                                                                  ---------  ---------
Total...........................................................................     33,367     53,279
Less allowance for doubtful accounts receivable.................................     (1,000)    (2,716)
                                                                                  ---------  ---------
Accounts receivables, net.......................................................  $  32,367  $  50,563
                                                                                  ---------  ---------
                                                                                  ---------  ---------

    Unbilled receivables primarily relate to sales recorded on standard products which have been shipped, but have not yet been finally accepted by the customer. The Company has no significant remaining obligations relating to these unbilled receivables and collectibility is probable. The Company believes that all of its unbilled receivables at September 30, 1998 will be billed and collected during the next twelve months.

4.  INVENTORIES

    Inventories at September 30, 1998 and 1997 consisted of the following:

                                                                                    1998       1997
                                                                                  ---------  ---------
                                                                                     (IN THOUSANDS)
Raw materials...................................................................  $  17,124  $  20,638
Work in process.................................................................     10,429     13,158
Finished goods..................................................................      8,660      5,299
                                                                                  ---------  ---------
    Total.......................................................................  $  36,213  $  39,095
                                                                                  ---------  ---------
                                                                                  ---------  ---------

    Inventory Provisions -- During the third and fourth quarters of fiscal 1998, the Company took provisions of $4.5 million and $12.1 million, respectively, primarily for excess and obsolete inventories related principally to its semiconductor inspection and handling equipment. These provisions largely reflected reduced demand of older generation products as a result of the severe semiconductor industry downturn. These amounts have been recorded as "inventory provisions" as part of the presentation of cost of sales in the accompanying consolidated financial statements.

5.  INCOME TAXES

    The components of income (loss) before income tax provision (benefit), for the fiscal years ended September 30, 1998, 1997 and 1996 are as follows:

                                                                             1998       1997       1996
                                                                          ----------  ---------  ---------
                                                                                   (IN THOUSANDS)
Domestic................................................................  $  (36,758)     2,114  $    (118)
Foreign.................................................................      (3,747) $    (721) $    (201)
                                                                          ----------  ---------  ---------
    Total...............................................................  $  (40,505) $   1,393  $    (319)
                                                                          ----------  ---------  ---------
                                                                          ----------  ---------  ---------

    The income tax provision (benefit) for the fiscal years ended September 30, 1998, 1997 and 1996 consisted of the following:

                                                                           1998       1997       1996
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Current:
    Federal............................................................  $      --  $     737  $   4,279
    State..............................................................         --        110      1,024
    Foreign............................................................         --         (9)        38
    Utilization of net operating loss carryforwards....................         --         --     (3,614)
                                                                         ---------  ---------  ---------
                                                                                --        838      1,727
                                                                         ---------  ---------  ---------
Deferred:
    Federal............................................................    (18,044)     1,187     (3,802)
    State..............................................................     (2,140)       246       (465)
    Change in valuation allowance......................................     20,184     (1,526)     1,386
                                                                         ---------  ---------  ---------
                                                                                --        (93)    (2,881)
                                                                         ---------  ---------  ---------
        Total..........................................................  $      --  $     745  $  (1,154)
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    The income tax benefits related to the exercise of stock options reduces taxes currently payable or increases net deferred tax assets, and is credited to additional paid-in capital.

    A reconciliation between the statutory U.S. Federal income tax rate and the Company's effective tax rate for the fiscal years ended September 30, 1998, 1997 and 1996 is as follows:

                                                                                  1998       1997       1996
                                                                                ---------  ---------  ---------
U.S. Federal statutory rate...................................................      (34.0)%      34.0%    (34.0)%
Increases (reductions) due to:
    State taxes--net of Federal tax benefit...................................       (4.0)      13.7      223.5
    Utilization of net operating loss carryforwards...........................         --         --    1,132.9
    Anticipated future utilization of net operating loss carryforwards........         --      (88.9)    (457.1)
    Net operating loss not producing current tax benefits.....................       34.6      203.5      985.3
    Exempt income of foreign sales corporation................................                 (55.1)      (6.9)
    Worthless stock deduction relating to liquidation of foreign
      subsidiaries............................................................                 (55.1)
    Other--net................................................................        3.4        1.4       60.3
                                                                                ---------  ---------  ---------
        Total.................................................................        0.0%      53.5%    (361.8)%
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------

    The net deferred tax asset at September 30, 1998, 1997 and 1996 is comprised of the following:

                                                                        1998       1997        1996
                                                                     ----------  ---------  ----------
                                                                              (IN THOUSANDS)
Deferred Tax Assets (Liabilities):
-------------------------------------------------------------------
Net operating loss carryforwards...................................  $   27,257  $  17,021  $   16,941
Tax credit carryforwards...........................................       2,315      2,655       2,853
Accrued liabilities................................................       2,754      2,277       1,881
Inventories........................................................       6,899      2,427       2,712
Receivables........................................................         418      1,078         486
Property and equipment.............................................         361       (129)       (367)
Merger expenses....................................................         329        271         706
Software development costs.........................................      (3,538)    (2,043)       (543)
Other..............................................................           4        176         (75)
                                                                     ----------  ---------  ----------
                                                                         36,799     23,733      24,594
    Less valuation allowance.......................................     (27,979)   (14,913)    (16,439)
                                                                     ----------  ---------  ----------
        Total......................................................  $    8,820  $   8,820  $    8,155
                                                                     ----------  ---------  ----------
                                                                     ----------  ---------  ----------

    As of September 30, 1998, the Company had U.S. Federal net operating loss carryforwards of approximately $72,527 of which $30,420 are subject to annual limitations because of the changes in ownership, as defined in the Internal Revenue Code. Such loss carryforwards expire in the fiscal years 1999 through 2013. The utilization of the carryforwards to offset future tax liabilities is dependent upon the Company's ability to generate sufficient taxable income during the carryforward periods. The Company has recorded a valuation allowance to reduce the net deferred tax asset to an amount that management believes is more likely than not to be realized. The change in the valuation allowance in fiscal 1998 relates primarily to the fiscal 1998 operating loss.

6.  PLANT AND EQUIPMENT

    Plant and equipment at September 30, 1998 and 1997 consisted of the following:

                                                                                     1998       1997
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Land.............................................................................  $     490  $     490
Machinery and equipment..........................................................     10,475      7,711
Furniture, fixtures and other equipment..........................................     13,163     10,068
Demonstration equipment..........................................................      7,531      7,334
Leasehold improvements...........................................................      2,492      1,940
                                                                                   ---------  ---------
        Total....................................................................     34,151     27,543
Less accumulated depreciation and amortization...................................    (16,560)   (13,036)
                                                                                   ---------  ---------
        Plant and equipment--net.................................................  $  17,591  $  14,507
                                                                                   ---------  ---------
                                                                                   ---------  ---------

7.  OTHER ASSETS

    Other assets at September 30, 1998 and 1997 consisted of the following:

                                                                                     1998       1997
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
Software development costs, net of accumulated amortization of $3,492 and $2,251,
  respectively...................................................................  $  11,812  $   7,233
License and non-competition agreement, net of amortization of $94................      3,656         --
Other............................................................................      1,618      1,435
                                                                                   ---------  ---------
        Total....................................................................  $  17,086  $   8,668
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    Certain software development costs totaling $7,397, $4,842 and $2,630 have been capitalized during the fiscal years ended September 30, 1998, 1997 and 1996 respectively. Amortization expense relating to software development costs for the fiscal years ended September 30, 1998, 1997, and 1996 was $2,072, $962 and $551, respectively.

8.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities at September 30, 1998 and 1997 consisted of the following:

                                                                                    1998       1997
                                                                                  ---------  ---------
                                                                                     (IN THOUSANDS)
Accrued wages and related employee benefits.....................................  $   5,948  $   5,198
Accrued sales commissions.......................................................      5,468      4,028
Accrued warranty and other product related costs................................      2,826      2,666
Accrued severance and non-recurring charges.....................................      2,099         --
Other...........................................................................      4,732      7,731
                                                                                  ---------  ---------
        Total...................................................................  $  21,073  $  19,623
                                                                                  ---------  ---------
                                                                                  ---------  ---------

    Non-recurring charges -- During fiscal 1998, the Company took multiple steps to reduce its expenses and to lower the level of revenues necessary for break-even results of operations. These steps include a 10% workforce reduction in April 1998, a 15% workforce reduction in June 1998 and an additional 16% workforce reduction in September 1998, as well as curtailing discretionary spending and capital expenditures. In June 1998, the Company combined its Acuity 2-D machine vision operations with its CiMatrix 1-D and 2-D barcode reading and data collection operations. Primarily as a result of these steps, the Company took a total of $6.6 million in non-recurring charges in fiscal 1998, including $3.8 million for severance payments to approximately 400 terminated employees (all of whom were terminated prior to September 30, 1998), $1.5 million for costs associated with changing distributors in Asia, a $1.1 million non-cash write-down of previously capitalized software costs associated with currently inactive products and $0.2 million in costs associated with the consolidation of Acuity and CiMatrix operations.

        The components of the non-recurring charges, related fiscal 1998 expenditures and remaining liability at September 30, 1998 are detailed below:

                                                                  COSTS    EXPENDITURES    LIABILITY
                                                                ---------  -------------  -----------
                                                                           (IN THOUSANDS)
Severance payments to employees...............................  $   3,787    $   2,403     $   1,384
Write-off of software development costs.......................      1,113        1,113            --
Costs for changes in Asia distributors........................      1,500        1,000           500
Costs to consolidate Acuity CiMatrix operations...............        215           --           215
                                                                ---------       ------    -----------
  Total.......................................................  $   6,615    $   4,516     $   2,099
                                                                ---------       ------    -----------
                                                                ---------       ------    -----------

        The Company expects that the balance at September 30, 1998 will be paid during fiscal 1999.

9.  NOTES PAYABLE AND LONG-TERM DEBT

    Notes payable and long-term debt at September 30, 1998 and 1997 consisted of the following:

                                                                                   1998        1997
                                                                                ----------  ----------
                                                                                    (IN THOUSANDS)
Lines of credit with domestic banks (a).......................................  $   37,500  $    6,589
Term loan with domestic bank (a)..............................................          --       7,600
Subordinated note payable (b).................................................       2,250          --
Note payable (c)..............................................................          --       2,000
Other borrowings..............................................................       1,347         848
                                                                                ----------  ----------
        Total notes payable and long-term debt................................      41,097      17,037
Less notes payable and current portion of long-term debt......................     (38,038)    (10,623)
                                                                                ----------  ----------
Long-term debt................................................................  $    3,059  $    6,414
                                                                                ----------  ----------
                                                                                ----------  ----------

    a. In March 1998, the Company entered into a new $37,500 revolving credit agreement with three domestic banks, which replaced $19,500 in existing lines of credit and $6,900 outstanding under a term loan. The new agreement has a two-year term and bears interest at either the prime rate or LIBOR. At September 30, 1998, the interest rate was the prime rate of 8.25%. Borrowings are collateralized by substantially all of the domestic tangible and intangible assets of the Company. The agreement, among other things, contains certain financial covenants, including minimum levels of profitability, liquidity and net worth, with which the Company has not been in compliance. The banks have waived all instances of noncompliance through January 29, 1999; however, absent continuation of the waivers, the Company will be in noncompliance at the expiration of the waiver period. Accordingly, borrowings under the agreement at September 30, 1998, have been classified as current. The Company is working with its banks to modify the revolving credit agreement.

    b. The subordinated note payable to General Scanning matures in June 2003, bears interest at prime (8.25% at September 30, 1998) and is payable in equal quarterly installments of $281 commencing September 12, 2001.

    c. The note payable for $2,000 was with a related party supplier of Vanguard, with interest at prime. This note was repaid in June 1998.

10.  EMPLOYEE BENEFIT PLANS

    DEFINED BENEFIT PLAN--The Company has a noncontributory pension plan for employees who meet certain minimum eligibility requirements. The level of retirement benefit is based on a formula which considers both employee compensation and length of credited service.

    Plan assets are invested in pooled bank investment accounts, and the fair value of such assets is based on the quoted market prices of underlying securities in such accounts. The Company funds pension plan costs based on minimum and maximum funding criteria as determined by independent actuarial consultants.

    The components of net pension cost for the fiscal years ended September 30, 1998, 1997 and 1996 are summarized as follows:

                                                                                              1998       1997       1996
                                                                                            ---------  ---------  ---------
                                                                                                    (IN THOUSANDS)
Service cost--benefits earned during the period...........................................  $     286  $     272  $     219
Interest on projected benefit obligations.................................................        164        135         97
Estimated return on plan assets...........................................................       (167)      (117)       (81)
Other--amortizaiton of actuarial gains and net transition asset...........................        (12)       (15)       (23)
                                                                                            ---------  ---------  ---------
        Net pension cost..................................................................  $     271  $     275  $     212
                                                                                            ---------  ---------  ---------
                                                                                            ---------  ---------  ---------

    The funded status of the plan compared with the accrued expense included in the Company's consolidated balance sheet at September 30, 1998 and 1997 is as follows:

                                                                                                   1998       1997
                                                                                                 ---------  ---------
                                                                                                    (IN THOUSANDS)
Fair value of plan assets......................................................................  $   2,254  $   1,664
                                                                                                 ---------  ---------
Actuarial present value of benefit obligation:
    Accumulated benefit obligation including vested benefits of $1,753 and $1,329 in 1998 and
      1997 respectively........................................................................      2,049      1,647
    Effect of projected compensation increases.................................................        570        554
                                                                                                 ---------  ---------
    Projected benefit obligation for services rendered to date.................................      2,619      2,201
                                                                                                 ---------  ---------
    Projected benefit obligation in excess of plan assets......................................       (365)      (537)
    Unrecognized net loss......................................................................        162        358
    Remaining unrecognized net transition asset being amortized over 11 years..................         --        (14)
    Unrecognized prior service costs...........................................................         14         23
                                                                                                 ---------  ---------
        Accrued pension costs included in accrued expenses.....................................  $    (189) $    (170)
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    Significant assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                                                                   1998       1997
                                                                                                 ---------  ---------
Discount rate..................................................................................       7.25%      7.50%
Rate of compenstation increase.................................................................       4.00%      4.00%
Expected long-term rate of return on assets....................................................       8.25%      8.25%

    DEFINED CONTRIBUTION PLANS (in thousands)--The Company has four defined contribution plans (the "Plans") for all eligible employees, as defined by the Plans. The Company made matching employer contributions at various percentages in accordance with the respective plan documents. The

Company incurred $747, $604 and $338 for matching employer contributions to the Plans in 1998, 1997 and 1996, respectively.

11.  COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES--The Company has entered into operating lease agreements for equipment, and manufacturing and office facilities. The minimum noncancelable scheduled rentals under these agreements are as follows (in thousands):

FISCAL YEAR ENDING SEPTEMBER 30:                                                  FACILITIES   EQUIPMENT      TOTAL
--------------------------------------------------------------------------------  ---------  -------------  ---------
1999............................................................................  $   2,813    $     187    $   3,000
2000............................................................................      2,696          111        2,807
2001............................................................................      1,767           32        1,799
2002............................................................................      1,375           --        1,375
2003............................................................................      1,210           --        1,210
Thereafter......................................................................      7,140           --        7,140
                                                                                  ---------        -----    ---------
Total...........................................................................  $  17,001    $     330    $  17,331
                                                                                  ---------        -----    ---------
                                                                                  ---------        -----    ---------

    Rent expense for the fiscal years ended September 30, 1998, 1997 and 1996 was $3,305, $3,015 and $2,283, respectively.

    On January 6, 1997, the lessor of SEP's manufacturing facility assigned the lease to the former majority shareholder of SEP, in conjunction with the sale of this facility to the former majority shareholder. In addition, the lease was amended to include certain capital equipment owned by the former majority shareholder. SEP began leasing this facility during fiscal 1996. The base annual rental payable under the lease is $605. The lease expires in October 2011.

    LITIGATION--The Company, as plaintiff, was a party to an action initiated by the Company in the United States District Court for the Eastern District of New York against defendant Cybo Systems, Inc. ("Cybo"), entitled Robotic Vision Systems, Inc. v. Cybo Systems, Inc. a/k/a Cybot Systems, Inc., alleging certain contractual breaches by Cybo arising from the Company's sale to Cybo of the Company's welding and cutting systems business. In October 1998, this action, including all of Cybo's remaining counterclaims against the Company, was dismissed with prejudice by mutual agreement of the Company and Cybo and without any payment by either party to the other, following a partial summary judgment ruling by the Court that had dismissed substantially all of Cybo's counterclaims against the Company.

    In June 1998, RVSI and General Scanning executed a settlement agreement of RVSI's claims arising out of General Scanning's acquisition of View Engineering, Inc. in August 1996, RVSI claimed that General Scanning used improperly obtained information in connection with the acquisition. General Scanning denied all such claims. Under the settlement agreement, General Scanning has agreed not to compete for ten years in the inspection of interconnect leads of semiconductor packages. Under the settlement, General Scanning licensed to RVSI its 2-D and 3-D vision technology solely and exclusively for RVSI's use in the interconnection leads. In consideration for the technology license and non-competition agreement, RVSI agreed to pay General Scanning $3.75 million, of which $1.50 million represents 271,493 shares of the Company's common stock and $2.25 million in a subordinated note payable with a maturity date of five years.

    The Company, as plaintiff, was a party to two actions in the United States District Court for the Central District of California against View Engineering, Inc. ("View"), a wholly owned subsidiary of General Scanning, Inc. ("GSI"), alleging infringement by View of a number of the Company's patents relating to View's assembly and distribution of View's own 3-D machine vision products. In June 1998, the Court, in the first of these actions, involving the coplanarity inspection of ball grid array semiconductor package substrates, found infringement by View and granted the Company's request for injunctive relief against View. This ruling has been appealed by View to the United States Appeals Court for the Federal Circuit. The second of these actions, involving the "in-tray" inspection of semiconductor packages is presently expected to come to trial in the spring of 1999.

    The Company is also presently involved in other litigation matters in the normal course of business. Based upon discussion with Company's legal counsel, management does not expect that these matters will have a material adverse impact on the Company's consolidated financial statements.

12.  STOCKHOLDERS' EQUITY

    WARRANTS OUTSTANDING--As of September 30, 1998, there were warrants outstanding to purchase approximately 376,000 shares of the Company's common stock with exercise prices ranging between $2.57 and $25.00 per share.

    STOCK OPTION PLANS--The Company has several stock option plans which provide for the granting of options to employees or directors at prices and terms as determined by the Board of Directors' Stock Option Committee. Such options vest over a period of three to five years. All options issued by the Company to date have exercise prices which were equal to market value of the Company's common stock at the date of grant.

    Shares granted and canceled during fiscal 1998 include a stock option re-pricing offered by the Company to existing stock option holders of unexercised options of each of the Company's stock option plans, excluding members of the Board of Directors and certain corporate officers. Options granted prior to June 26, 1998 were eligible for replacement under the terms of the stock option re-pricing. At their election, stock option holders could surrender their unexercised stock options for a proportionately lower amount of stock options, based on a formula, at an exercise price of $4.13 per share, the fair value of the Company's common stock on June 26, 1998. A total of approximately 2,169,000 options, with exercise prices ranging from $5.19 per share to $19.50 per share, were canceled, and approximately 1,446,000 options were reissued at an exercise price of $4.13 per share. Reissued stock options vest 40% on the six-month anniversary of the replacement date and 60% on the date specified in the original option grant. The expiration date of these reissued options are as specified in the original option grant.

    Shares granted and canceled during 1997 include a stock option re-pricing offered by the Company to existing stock option holders of unexercised options of each of the Company's stock option plans. All options that were granted prior to July 9, 1997 were eligible for replacement. In their election, stock option holders could surrender their unexercised stock options for a proportionately lower amount of stock options, based upon a formula, at an exercise of $14.13, the fair value of the Company's common stock on July 22, 1997. A total of approximately 1,196,000 options with exercise prices ranging from $14.52 to $26.75 were canceled, and approximately 930,000 options were reissued at an exercise price of $14.13 per share. Reissued options vest 20 percent on the six-month anniversary of the replacement date; 20 percent on the one-year anniversary of the replacement date; and 20 percent annually thereafter until fully vested. The options expire on July 22, 2002. For directors and officers of the Company, the options will not become exercisable until the earlier of seven years from the replacement date or until the market value of the Company's common stock reaches the exercise price of the originally replaced option.

    The following table sets forth summarized information concerning the Company's stock options:

                                                                                        NUMBER OF      EXERCISE
                                                                                         SHARES       PRICE RANGE
                                                                                       -----------  ---------------
                                                                                              (IN THOUSANDS)
Options outstanding for shares of common stock at October 1, 1995....................       1,841   $   0.53-$38.72
    Granted..........................................................................       1,843       7.71- 26.75
    Canceled or expired..............................................................        (225)      1.00- 22.50
    Exercised........................................................................        (498)      0.53- 17.43
                                                                                       -----------
Options outstanding for shares of common stock at September 30, 1996.................       2,961       0.53- 38.72
    Granted..........................................................................       2,660       7.71- 19.00
    Canceled or expired..............................................................      (1,636)      0.81- 38.72
    Exercised........................................................................        (293)      0.53- 15.34
                                                                                       -----------
Options outstanding for shares of common stock at September 30, 1997.................       3,692       0.75- 34.42
    Granted..........................................................................       2,943       3.19- 16.94
    Canceled or expired..............................................................      (2,926)      2.20- 34.42
    Exercised........................................................................        (138)      0.75- 10.00
                                                                                       -----------
Options outstanding for shares of common stock at September 30, 1998.................       3,571       1.00- 19.38
                                                                                       -----------
                                                                                       -----------
Shares reserved for issuance at September 30, 1998...................................       1,607
                                                                                       -----------
                                                                                       -----------

    Weighted average option exercise price information for the fiscal years ended September 30, 1998, 1997 and 1996 was as follows:

                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------
Outstanding at beginning of year.....................................................  $   11.08  $   12.14  $    4.27
Granted during the year..............................................................       6.68      12.86      17.94
Exercised during the year............................................................       2.36       4.14       2.09
Canceled, terminated and expired.....................................................      11.88      16.51      16.06
Exercisable at year end..............................................................       7.12       5.86       4.52

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees", and related interpretations in accounting for its option plans. Accordingly, as all options have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation", the Company's net income (loss) and earnings per share would have been reduced (increased) by approximately $(5,961,000), $5,032,000 and $2,420,000 or $(0.24), $0.21 and $0.11 per share in fiscal 1998, 1997 and 1996, respectively. The weighted average fair value of the options granted during fiscal 1998, 1997 and 1996 is estimated at $3.99, $7.44 and $9.76 on the date of grant (using Black-Scholes option pricing model) with the following weighted average assumptions for fiscal 1998, 1997 and 1996, respectively: volatility of 70%, 64% and 56%, risk-free interest rate of 4.30%, 5.83% and 5.81%, and an expected life of five years in fiscal 1998, 1997 and 1996.

13.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

For the fiscal years ended September 30, 1998 and 1997:

(In thousands, except per share amounts)

                                                                                           1998
                                                                        ------------------------------------------
                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                                        ---------  ---------  ---------  ---------
Revenues..............................................................  $  53,788  $  47,727  $  39,090  $  28,402
Gross profit..........................................................     26,043     21,041     10,919     (2,001)
Net income (loss).....................................................      3,543     (5,672)   (15,433)   (22,943)
Net income (loss) per share:
    Basic and diluted.................................................       0.14      (0.23)     (0.63)     (0.92)

                                                                                           1997
                                                                        ------------------------------------------
                                                                          FIRST     SECOND      THIRD     FOURTH
                                                                         QUARTER    QUARTER    QUARTER    QUARTER
                                                                        ---------  ---------  ---------  ---------
Revenues..............................................................  $  38,734  $  35,755  $  41,789  $  53,064
Gross profit..........................................................     17,357     15,192     19,681     23,265
Net income (loss).....................................................       (294)      (767)      (762)     2,471
Net income (loss) per share:
    Basic and diluted.................................................      (0.01)     (0.03)     (0.03)       0.1

    During fiscal 1998, the Company took inventory provisions of $4,500 in the third quarter and $12,062 in the fourth quarter, which reduced gross profit. The Company also had non-recurring charges of $3,184 in the second quarter, $2,420 in the third quarter and $1,011 in the fourth quarter of fiscal 1998.

14.  MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

    During fiscal 1998, 1997 and 1996, revenues from a single customer represented 20%, 23% and 13% of total revenues, respectively. No other customer accounted for more than 10% of total revenues for fiscal 1998, 1997 and 1996.

15.  GEOGRAPHIC OPERATIONS

    For the purposes of segment reporting, management considers the Company to operate in one industry, the machine vision industry. Operations in this business segment by geographic area are summarized as follows (in thousands):

                                                                 UNITED
FISCAL YEAR ENDED SEPTEMBER 30, 1998                             STATES      EUROPE    ELIMINATIONS  CONSOLIDATED
------------------------------------------------------------  ------------  ---------  ------------  ------------
Revenues from unaffiliated customers........................   $  154,451   $  14,556           --    $  169,007
Transfers between geographic areas..........................        4,852          --   $   (4,852)           --
                                                              ------------  ---------  ------------  ------------
Total revenues..............................................   $  159,303   $  14,556   $   (4,852)   $  169,007
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------
Income (loss) before income tax provision (benefit).........   $  (36,529)  $  (3,747)  $     (229)   $  (40,505)
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------
Identifiable assets.........................................   $  123,312   $   7,979   $   (9,720)   $  121,571
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------

                                                                 UNITED
FISCAL YEAR ENDED SEPTEMBER 30, 1997                             STATES      EUROPE    ELIMINATIONS  CONSOLIDATED
------------------------------------------------------------  ------------  ---------  ------------  ------------
Revenues from unaffiliated customers........................   $  152,530   $  16,812   $       --    $  169,342
Transfers between geographic areas..........................        4,611          --       (4,611)           --
                                                              ------------  ---------  ------------  ------------
Total revenues..............................................   $  157,141   $  16,812   $   (4,611)   $  169,342
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------
Income (loss) before income tax provision...................   $    2,120   $    (721)  $       (6)   $    1,393
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------
Identifiable assets on September 30, 1997...................   $  136,448   $   8,451   $   (4,976)   $  139,923
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------

                                                                 UNITED
FISCAL YEAR ENDED SEPTEMBER 30, 1996                             STATES      EUROPE    ELIMINATIONS  CONSOLIDATED
------------------------------------------------------------  ------------  ---------  ------------  ------------
Revenues from unaffiliated customers........................   $  137,749   $  16,226   $       --    $  153,975
Transfers between geographic areas..........................        4,128         240       (4,368)           --
                                                              ------------  ---------  ------------  ------------
Total revenues..............................................   $  141,877   $  16,466   $   (4,368)   $  153,975
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------
Income (loss) before income tax provision...................   $     (187)  $    (201)  $       69    $     (319)
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------
Identifiable assets on September 30, 1996...................   $  108,529   $   7,085   $   (8,143)   $  107,471
                                                              ------------  ---------  ------------  ------------
                                                              ------------  ---------  ------------  ------------

    Total revenues to customers outside the U.S. were $108,711, $115,854 and $97,483 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

    Export sales from the Company's United States operations to unaffiliated customers for the fiscal years ended September 30, 1998, 1997 and 1996 were as follows:

                                                                                     1998       1997       1996
                                                                                   ---------  ---------  ---------
Europe...........................................................................  $   7,501  $  16,413  $   9,160
Asia/Pacific Rim.................................................................     84,606     80,714     70,924
Other............................................................................      2,048      1,915      1,173
                                                                                   ---------  ---------  ---------
Total............................................................................  $  94,155  $  99,042  $  81,257
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

16. EARNINGS PER SHARE

    The calculations for earnings per share for the fiscal years ended September 30, 1998, 1997 and 1996 are as follows (in thousands, except per share amounts):

                                                                                     1998       1997       1996
                                                                                  ----------  ---------  ---------
Net income (loss)...............................................................  $  (40,505) $     648  $     835
                                                                                  ----------  ---------  ---------
                                                                                  ----------  ---------  ---------
Weighted average number of common shares--basic.................................      24,613     23,718     22,092
Assumed number of shares issued from common share equivalents...................          --        249      1,293
                                                                                  ----------  ---------  ---------
Weighted average number of common and common equivalent
 shares--diluted................................................................      24,613     23,967     23,385
                                                                                  ----------  ---------  ---------
                                                                                  ----------  ---------  ---------
Net income (loss) per share--basic..............................................  $    (1.65) $    0.03  $    0.04
                                                                                  ----------  ---------  ---------
                                                                                  ----------  ---------  ---------
Net income (loss) per share--diluted............................................  $    (1.65) $    0.03  $    0.04
                                                                                  ----------  ---------  ---------
                                                                                  ----------  ---------  ---------

17. EQUITY FINANCING -- SUBSEQUENT EVENT (UNAUDITED)

      In February 1999, the Company completed an equity-based financing with a group of institutional investors. Net proceeds from the financing were $10.0 million. The financing was in the form of prepaid and incentive common stock purchase warrants. Proceeds from the financing are to be used for working capital requirements.

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

                                                                                 COLUMN C
                                                                                -----------
                                                       COLUMN A     COLUMN B     ADDITION                  COLUMN E
                                                      -----------  -----------  CHARGED TO    COLUMN D    -----------
                                                      BALANCE AT   CHARGED TO      OTHER     -----------    BALANCE
                                                       BEGINNING    COST AND     ACCOUNTS    DEDUCTIONS    AT END OF
DESCRIPTIONS                                           OF PERIOD    EXPENSES     -DESCRIBE    -DESCRIBE     PERIOD
----------------------------------------------------  -----------  -----------  -----------  -----------  -----------
Year Ended September 30, 1998:
    Allowance for doubtful accounts.................   $   2,716    $     329    $      --    $   2,045(2)  $   1,000
                                                      -----------  -----------  -----------  -----------  -----------
                                                      -----------  -----------  -----------  -----------  -----------
    Reserve for excess and obsolete inventory.......   $   3,836    $  16,562    $      --    $   5,657(2)  $  14,741
                                                      -----------  -----------  -----------  -----------  -----------
                                                      -----------  -----------  -----------  -----------  -----------
Year Ended September 30, 1997:
    Allowance for doubtful accounts.................   $   1,400    $   1,924    $      --    $     608(2)  $   2,716
                                                      -----------  -----------  -----------  -----------  -----------
    Reserve for excess and obsolete inventory.......   $   3,960    $   1,435    $      --    $   1,559(2)  $   3,836
                                                      -----------  -----------  -----------  -----------  -----------
Year Ended September 30, 1996:
    Allowance for doubtful accounts.................   $     544    $     957    $       6(1)  $     107(2)  $   1,400
                                                      -----------  -----------  -----------  -----------  -----------
    Reserve for excess and obsolete inventory.......   $   1,057    $   3,052    $      --    $     149(2)  $   3,960
                                                      -----------  -----------  -----------  -----------  -----------

----------

(1) Recoveries of accounts written off.

(2) Amounts written off.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                  December 31,
                                                     1998
                                                  (As restated,     September 30,
                                                   See Note 8)          1998
                                                  ------------      -------------
                                              (In thousands, except per share data)
Assets:
 Current assets:
 Cash and cash equivalents                         $   2,653         $   2,421
 Accounts receivable, net                             30,537            32,367
 Inventories                                          31,333            36,213
 Other current assets                                  1,467             1,226
                                                   ---------         ---------
  Total current assets                                65,990            72,227
 Plant and equipment, net                             15,265            17,591
 Deferred income taxes                                 8,820             8,820
 Goodwill                                              5,745             5,847
 Other assets                                         18,090            17,086
                                                   ---------         ---------
  Total assets                                     $ 113,910         $ 121,571
                                                   ---------         ---------
                                                   ---------         ---------
Liabilities and stockholders' equity
 Current liabilities:
  Notes payable and current portion of
   long-term debt                                  $  36,000         $  38,038
  Accounts payable                                    19,436            21,388
  Accrued expenses                                    19,636            21,073
  Advance payments received                            1,284             1,216
                                                   ---------         ---------
  Total current liabilities                           76,356            81,715
 Long-term debt                                        3,029             3,059
 Stockholders' equity:
  Common stock, authorized 50,000 shares,
    $0.01 par value; issued and outstanding
    24,876 at December 31, 1998 and 24,870 at
    September 30, 1998                                   249               249
  Additional paid-in capital                         168,493           168,493
  Accumulated deficit                               (134,234)         (131,962)
 Cumulative translation adjustment                        17                17
                                                   ---------         ---------
  Total stockholders' equity                          34,525            36,797
                                                   ---------         ---------
  Total liabilities and stockholders' equity       $ 113,910         $ 121,571
                                                   ---------         ---------
                                                   ---------         ---------



            See Notes to Condensed Consolidated Financial Statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED RESULTS OF OPERATIONS


                                                                 Three Months Ended
                                                            December 31,
                                                               1998
                                                            (As restated,      December 31,
                                                             See Note 8)          1997
                                                            ------------       ------------
                                                                    (Unaudited)
                                                     (in thousands, except per share amounts)
Revenues                                                     $ 29,405           $53,788
Cost of revenues                                               16,834            27,745
                                                             --------           -------
 Gross profit                                                  12,571            26,043
Research and development expenses                               5,590             6,629
Selling, general and administrative expenses                   11,216            14,894
Merger expenses                                                     -               623
                                                             --------           -------
 Income (loss) from operations                                 (4,235)            3,897
Gain on sale of product line                                   (2,798)                -
Interest expense, net                                             835               246
                                                             --------           -------
 Income (loss) before provision for income taxes               (2,272)            3,651
Provision for income taxes                                          -               108
                                                             --------           -------
 Net income (loss)                                           $ (2,272)          $ 3,543
                                                             --------           -------
                                                             --------           -------
Net income (loss) per share:
 Basic                                                       $ (0.09)           $  0.14
 Diluted                                                     $ (0.09)           $  0.14
Weighted average shares:
 Basic                                                        24,876             24,476
 Diluted                                                      24,876             25,444



            See Notes to Condensed Consolidated Financial Statements

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  Three Months Ended
                                                             December 31,
                                                                1998
                                                            (As restated,    December 31,
                                                             See Note 8)        1997
                                                            ------------     ------------
                                                                    (Unaudited)
OPERATING ACTIVITIES:                                   (in thousands, except per share amounts)
Net income (loss)                                             $(2,272)         $ 3,543
Adjustments to reconcile net income (loss) to
 net cash from operating activities:
 Gain on sale of product line                                  (2,798)               -
 Depreciation and amortization                                  2,632            1,660
 Other                                                              -              (20)
 Changes in assets and liabilities:
  Accounts receivable                                           1,830           (3,120)
  Inventories                                                   4,432           (9,460)
  Other current assets                                           (241)            (245)
  Other assets                                                 (1,748)          (3,177)
  Accounts payable                                             (1,952)           1,100
  Accrued expenses                                             (1,594)           2,323
  Advance contract payments                                        68             (314)
 Other long-term liabilities                                        -             (503)
                                                            ------------     ------------
Net cash used in operating activities                          (1,643)          (8,213)
                                                            ------------     ------------
INVESTING ACTIVITIES:
Additions to plant and equipment                                  (46)          (1,734)
Proceeds from sale of product line                              4,050                -
                                                            ------------     ------------
Net cash provided by (used in) investing activities             4,004           (1,734)
                                                            ------------     ------------
FINANCING ACTIVITIES:
Proceeds from the exercise of stock options and
 warrants                                                           -               84
Borrowings (repayments) of bank debt                           (2,025)           5,317
Repayments of long-term debt                                     (104)            (650)
                                                            ------------     ------------
Net cash provided by (used in) financing activities            (2,129)           4,751
                                                            ------------     ------------
Effect of exchange rate changes on cash and cash
 equivalents                                                        -                4
Net increase (decrease) in cash and cash equivalents              232           (5,192)
Cash and cash equivalents - beginning of period                 2,421            8,811
                                                            ------------     ------------
Cash and cash equivalents - end of period                    $  2,653          $ 3,619
                                                            ------------     ------------
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                                $    835          $   283
Income taxes paid                                            $      -          $     -



            See Notes to Condensed Consolidated Financial Statements

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

4. Sale of Product Line

      In December 1998, the Company sold its Aircraft Safety product line ("Aircraft Safety") to a subsidiary of B.F. Goodrich ("Goodrich") for $4,500,000, consisting of $4,050,000 in cash paid on closing and $450,000 payable upon the resolution of two items as noted in the next paragraph. The Company no longer considered this technology a key component of its product portfolio or future strategic direction. The Company sold certain inventory, equipment and intellectual property in the transaction. The transaction resulted in an initial gain of $2,798,000.

      During the second quarter of fiscal 1999, the contingency relating to a portion of the employee retention ($250,000) was resolved and in the third quarter of fiscal 1999, the remaining contingency relating to employee retention was resolved ($125,000). These amounts will be recorded as additional gain in those quarters. At April 20, 1999, the contract novation had not been completed.


5. Net Income (Loss) Per Share

      Basic net income (loss) per share is computed using weighted average number of shares Outstanding during each period. Diluted net income per share reflects the effect of the Company's outstanding stock options and warrants (using the treasury stock method), except where such options would be anti-dilutive. For the three months ended December 31, 1997, the assumed number of shares issued from potential common shares was 968,000. For the three months ended December 31, 1998, any such potential common shares were anti-dilutive due to the loss for the period.

6. Comprehensive Income (Loss)

      Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Currently, in addition to Net income or loss, the only item that the Company currently records as other comprehensive income or loss is the change in the cumulative translation adjustment resulting from the changes in exchange rates and the effect of those changes upon translation of the financial statements of the Company's foreign operations. For the periods ended December 31, 1998 and 1997, the components of comprehensive income (loss) included net income (loss) of $(2,272,000), and $3,543,000, respectively, foreign currency translation adjustment of $0 and $(20,000), respectively, for total comprehensive income
(loss) of $(2,272,000) and $3,790,000, respectively.

7. Equity Financing

      In February 1999, the Company completed an equity-based financing with a group of institutional investors. Net proceeds from the financing were $10.0 million. The financing was in the form of prepaid and incentive common stock purchase warrants. Proceeds from the financing are to be used for working capital requirements.

8. Restatement

      Subsequent to the issuance of the Company's unaudited condensed consolidated financial statements for the three months ended December 31, 1998, the Company's Management determined that $450,000 of the gain recorded in connection with the sale of Aircraft Safety should have been deferred pending receipt of the proceeds upon resolution of contingencies relating to the retention of certain employees by Goodrich ($375,000) and the novation of a certain government contract held by Aircraft Safety to Goodrich ($75,000). As a result, the unaudited condensed consolidated financial statements for the three months ended December 31, 1998 have been restated for amounts previously reported. This change had no effect on the loss from operations of $4,235,000 for the three months ended December 31, 1998.

   A summary of the significant effects of the restatement is as follows:

                                                            1998
                                                        ------------
                                                  As
                                                  Previously     As
                                                  Reported       Restated
                                                  ----------     ----------
AT DECEMBER 31,
Accrued expenses                                  $  19,186      $  19,636
Accumulated deficit                                (133,784)      (134,234)

FOR THE THREE MONTHS ENDED DECEMBER 31,
Gain on sale of product line                         (3,248)         (2,798)
Net income (loss)                                    (1,822)         (2,272)

Net loss per share -- Basic                          ($0.07)         ($0.09)
Net loss per share -- Diluted                        ($0.07)         ($0.09)

                 ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Condensed Consolidated Balance Sheet of Robotic Vision Systems, Inc. and Subsidiaries (The "Company") as of December 31, 1998, the Condensed Consolidated Statements of Operations for the three month periods ended December 31, 1998 and 1997 and the Condensed Consolidated Statements of Cash Flows for the three month periods ended December 31, 1998 and 1997 have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial condition, results of operations and cash flows at December 31, 1998 and for all periods presented have been made.

It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Form 10-K for the year ended September 30, 1998. The results of operations for the period ended December 31, 1998 are not necessarily indicative of the operating results for the full year.

2.  INVENTORIES

Inventories at December 31, 1998 and September 30, 1998 consisted of the following;


                          DECEMBER 31, 1998      SEPTEMBER 30, 1998
                          -----------------      ------------------
                                       (In thousands)
Raw Materials                 $15,498                 $17,124
Work-in-Process                 7,532                  10,429
Finished Goods                  8,303                   8,660
                              -------                 -------
 Total                        $31,333                 $36,213
                              -------                 -------
                              -------                 -------


3.  NOTES PAYABLE:

The Company has a revolving credit agreement with three domestic banks which is collateralized by substantially all of the domestic tangible and intangible assets of the Company. The agreement has a term which expires in March 2000 and borrowings under the agreement currently bear interest at the prime rate plus one percent. At December 31, 1998, the Company had borrowings of $35,475,000 outstanding which reflect the maximum commitment under the agreement. The agreement contains certain financial covenants, including minimum levels of profitability, liquidity and net worth, with which the Company had not been in compliance. Under an amendment executed in March 1999, the Company's banks agreed to forebear their right to exercise any remedies under this agreement through April 23, 1999. Accordingly, the borrowings under the agreement at December 31, 1998 and September 30, 1998 have been classified as current. On April 22, 1999, the Company renegotiated the terms of its credit agreement with its three banks. The new agreement sets the facility at $35.4 million and establishes new covenants for the balance of the term of the agreement, March 18, 2000.

                  ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

4. Sale of Product Line

      In December 1998, the Company sold its Aircraft Safety product line ("Aircraft Safety") to a subsidiary of B.F. Goodrich ("Goodrich") for $4,500,000, consisting of $4,050,000 in cash paid on closing and $450,000 payable upon the resolution of two items. As noted in the next paragraph. The Company no longer considered this technology a key component of its product portfolio or future strategic direction. The Company sold certain inventory, equipment and intellectual property in the transaction. The transaction resulted in an initial gain of $2,798,000.

      During the second quarter of fiscal 1999, the contingency relating to a portion of the employee retention ($250,000) was resolved and in the third quarter of fiscal 1999, the remaining contingency relating to employee retention was resolved ($125,000). These amounts will be recorded as additional gain in those quarters. At April 20, 1999, the contract novation had not been completed.


5. Net Income (Loss) Per Share

      Basic net income (loss) per share is computed using weighted average number of shares Outstanding during each period. Diluted net income per share reflects the effect of the Company's outstanding stock options and warrants (using the treasury stock method), except where such options would be anti-dilutive. For the three months ended December 31, 1997, the assumed number of shares issued from potential common shares was 968,000. For the three months ended December 31, 1998, any such potential common shares were anti-dilutive due to the loss for the period.

6. Comprehensive Income (Loss)

      Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Currently, in addition to Net income or loss, the only item that the Company currently records as other comprehensive income or loss is the change in the cumulative translation adjustment resulting from the changes in exchange rates and the effect of those changes upon translation of the financial statements of the Company's foreign operations. For the periods ended December 31, 1998 and 1997, the components of comprehensive income (loss) included net income (loss) of $(2,272,000) and $3,543,000, respectively, foreign currency translation adjustment of $0 and $20,000, respectively, for total comprehensive income
(loss) of $(2,272,000) and $3,790,000, respectively.

 7. Equity Financing

      In February 1999, the Company completed an equity-based financing with a group of institutional investors. Net proceeds from the financing were $10.0 million. The financing was in the form of prepaid and incentive common stock purchase warrants. Proceeds from the financing are to be used for working capital requirements.

8. Restatement

   Subsequent to the issuance of the Company's unaudited condensed consolidated financial statements for the three months ended December 31, 1998, the Company's Management determined that $450,000 of the gain recorded in connection with the sale of Aircraft Safety should have been deferred pending receipt of the proceeds upon resolution of contingencies relating to the retention of certain employees by Goodrich ($375,000) and the novation of a certain government contract held by Aircraft Safety to Goodrich ($75,000). As a result, the unaudited condensed consolidated financial statements for the three months ended December 31, 1998 have been restated for amounts previously reported. This change had no effect on the loss from operations of $4,235,000 for the three months ended December 31, 1998.

   A summary of the significant effects of the restatement is as follows:

                                                            1998
                                                        ------------
                                                  As
                                                  Previously     As
                                                  Reported       Restated
                                                  ----------     ----------
AT DECEMBER 31,
Accrued expenses                                  $  19,186      $  19,636
Accumulated deficit                                (133,784)      (134,234)

FOR THE THREE MONTHS ENDED DECEMBER 31,
Gain on sale of product line                         (3,248)         (2,798)
Net income (loss)                                    (1,822)         (2,272)

Net loss per share -- Basic                          ($0.07)         ($0.09)
Net loss per share -- Diluted                        ($0.07)         ($0.09)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The expenses in connection with the issuance and distribution of the securities being registered, all of which, will be paid by the Registrant, are as follows:

      SEC Registration Fee.......................................... $  6,887.90
      Accounting Fees and Expenses..................................        *
      Legal Fees and Expenses.......................................        *
      Blue Sky Fees and Expenses....................................        *
      Miscellaneous Expenses........................................        *
                                                                       ---------

                  Total............................................. $
                                                                       =========

----------
*     To be furnished by amendment.

Item 14. Indemnification of Directors and Officers

      Except as hereinafter set forth, there is no statute, charter provision, by-law, contract or other arrangement under which any controlling person, director or officer of Registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

      Article SIXTH of the Restated Certificate of Incorporation of the Registrant provides that registrant shall, to the full extent permitted by
Section 145 of the Delaware General Corporation Law, as amended, from time to time ("DGCL"), indemnify all persons whom it may indemnify pursuant thereto.

      Section 145 of the DGCL grants the registrant the power to indemnify existing and former directors, officers, employees and agents of the Registrant who are sued or threatened to be sued because they are or were directors, officers, employees and agents of the Registrant.

Item 15. Recent Sales of Unregistered Securities

      On February 23, 1999, the Registrant completed a private sale of units of its securities consisting of $11,000,000 in stated amount of prepaid common stock purchase warrants exercisable at varying prices, and incentive common stock purchase warrants to purchase an additional 592,307 shares of common stock exercisable at $4.02 per share, to four accredited investors in a transaction exempt from registration under the Securities Act of 1933 by virtue of Section 506 of Regulation D and Section 4(2) of the Securities Act of 1933. Incentive common stock purchase warrants to purchase an additional 629,915 shares of common stock were issued to The Zanett Securities Corporation, the placement agent in the offering. The placement agent also received cash compensation aggregating $979,000.

Item 16. Exhibits and Financial Statement Schedules

      (a) Exhibits

                2.1 Agreement and Plan of Merger and Reorganization dated as of October 20, 1997 by and among Registrant, Vanguard Automation, Inc. and RVSI Southwest Acquisition Corp.(1)
                3.1 Amended and Restated Certificate of Incorporation of Registrant(2)
                3.2     Bylaws, as amended to date, of Registrant(3)
                4.1 Rights Agreement dated as of May 14, 1998 between Registrant and American Stock Transfer & Trust Company(3)
                4.2     Form of Prepaid Warrant(4)
                5       Opinion of Cooperman Levitt Winikoff Lester & Newman,
                        P.C.(2)
                10.1 Credit Agreement, dated as of March 18, 1998, by and among Registrant, the Lenders Party thereto and Bank of New York, as Administrative Agent(5)
                10.2 Amendment No. 1 to Credit Agreement and Forbearance, dated June 15, 1998, by and among Registrant, the Lenders Party

                        Thereto and Bank of New York, as Administrative Agent(2)
                10.3    Amendment No. 2 to Credit Agreement and Forbearance,
                        dated June 26, 1998, by and among Registrant, the
                        Lenders Party Thereto and Bank of New York, as
                        Administrative Agent(2)
                10.4    Amendment No. 3 to Credit Agreement and Forbearance,
                        dated December 4, 1998, by and among Registrant, the
                        Lenders Party Thereto and Bank of New York, as
                        Administrative Agent(6)
                10.5    Amendment No. 4 to Credit Agreement and Forbearance,
                        dated January 29, 1999, by and among Registrant, the
                        Lenders Party Thereto and Bank of New York, as
                        Administrative Agent(2)
                10.6    Amendment No. 5 to Credit Agreement and Forbearance,
                        dated March 16, 1999, by and among Registrant, the
                        Lenders Party Thereto and Bank of New York, as
                        Administrative Agent(2)
                10.7    Amendment No. 6 to Credit Agreement and Forebearance
                        dated April 22, 1999, by and among Registrant, the
                        Lenders Party Thereto and Bank of New York, as
                        Administrative Agent(2)
                10.8    Asset Purchase Agreement, dated November 16, 1998,
                        between Registrant and Rosemount Aerospace, Inc.(5)
                10.9    License Agreement dated December 4, 1998 between
                        Registrant and Rosemount Aerospace, Inc.(5)
                10.10   License Agreement dated December 4, 1998 between the
                        Company and Rosemount Aerospace, Inc.(5)
                10.11   Securities Purchase Agreement dated as of February 18,
                        1999 among Registrant and the purchasers parties
                        thereto(4)
                10.11   Registration Rights Agreement(4)
                21      Subsidiaries of Registrant(5)
                23(a)   Consent of Deloitte & Touche LLP
                23(b)   Consent of Cooperman Levitt Winikoff Lester & Newman,
                        P.C. (to be contained in their opinion included under Exhibit 5)*
                24      Power of Attorney (comprises a portion of the signature
                        page to this registration statement)

                27      Financial Data Schedule

----------
(1) Filed as an exhibit to Registrant's Current Report on Form 8-K dated December 18, 1997.
(2)   To be filed by amendment.
(3) Filed as an exhibit to Registrant's Current Report on Form 8-K dated May 20, 1998.
(4) Filed as an exhibit to Registrant's Current Report on Form 8-K dated February 24, 1999.
(5) Filed as an exhibit to Registrant's Annual Report on Form 10-K for its fiscal year ended September 30, 1998.
(6) Filed as an exhibit to Registrant's Annual Report on Form 10-K/A for its fiscal year ended September 30, 1998, filed on January 28, 1999.

      (b) Financial Statement Schedules

            See Index to Consolidated Financial Statements and Financial Statement Schedule.

Item 17. Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information set forth in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Canton, Commonwealth of Massachusetts, on the 22nd day of April, 1999.

                                             ROBOTIC VISION SYSTEMS, INC.


                                             By: /s/ Pat V. Costa
                                                 -------------------------------
                                                 Pat V. Costa
                                                 Chairman, President and
                                                 Chief Executive Officer

                                POWER OF ATTORNEY

      Each of the undersigned officers and directors of ROBOTIC VISION SYSTEMS, INC. hereby constitutes and appoints each of PAT V. COSTA and FRANK D. EDWARDS as true and lawful, attorney-in-fact and agent with full power of substitution and resubstitution, for him in his name in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and to prepare any and all exhibits thereto, and other documents in connection therewith, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done to enable ROBOTIC VISION SYSTEMS, INC. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                  -------------

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                           Title                       Date
      ---------                           -----                       ----

                                    Chairman, President
                                    And Chief Executive
                                    Officer (Principal
/s/ Pat V. Costa                    Executive Officer             April 22, 1999
----------------------
Pat V. Costa

                                    Chief Financial
                                    Officer and Treasurer
                                    (Principal Financial
                                    and Accounting
/s/ Frank D. Edwards                Officer)                      April 22, 1999
----------------------
Frank D. Edwards


/s/ Howard Stern                    Director                      April 22, 1999
----------------------
Howard Stern

/s/ Frank DiPietro
----------------------              Director                      April 22, 1999
Frank DiPietro


/s/ Jay M. Haft                     Director                      April 22, 1999
----------------------
Jay M. Haft

/s/ Tomas Kohn
----------------------              Director                      April 22, 1999
Tomas Kohn

/s/ Donald J. Kramer
----------------------              Director                      April 22, 1999
Donald J. Kramer

/s/ Mark J. Lerner
----------------------              Director                      April 22, 1999
Mark J. Lerner


/s/ Robert H. Walker                Director                      April 22, 1999
----------------------
Robert H. Walker